London | 6 November 2025: National Grid plc today announces its Half Year results for the period ended 30 September 2025. Building our energy future John Pettigrew, Chief Executive said: “Our financial performance reflects another period of strong operational delivery in line with our five-year financial frame. We continue to deliver for our customers, investing a record £5 billion this half, and we are on track to invest over £11 billion this year. We continue to innovate, secure our supply chain and expand our talent pipeline to efficiently deliver our plans on both sides of the Atlantic. This investment in our networks is critical to ensure continued resilience, enable economic growth, deliver cleaner energy, and meet growing power demand. It’s been a privilege to lead National Grid through a significant decade of growth and I’m confident that under Zo&euml; Yujnovich’s leadership, National Grid will continue to deliver for our customers and stakeholders.” Financial summary Six months ended 30 September Statutory results Underlying1 Underlying at constant currency1,2 (unaudited) 2025 2024 % change 2025 2024 % change 2024 % change Operating profit (£m) 1,526 1,309 17% 2,292 2,046 12% 2,026 13% Profit before tax (£m) 826 684 21% 1,653 1,436 15% 1,433 15% Earnings per share (p) 12.6 12.6 —% 29.8 28.1 6% 28.0 6% Dividend per share (p) 16.35 15.84 3% Capital investment (£m) 5,052 4,603 10% 1. ‘Underlying’ is a non-GAAP alternative performance measure (APM) used by management to monitor performance across the Group. This measure along with other APMs used in this report are explained in more detail on pages 47 to 51. These measures are not substitutes for IFRS measures, however management believes such additional information is useful in assessing the performance of the business on a comparable basis. 2. Constant currency calculated using current year average exchange rate of $1.353 (2024: actual average exchange rate was $1.296). Continued delivery against our strategic objectives Financial performance ■ Underlying EPS of 29.8p, up 6% with FY2026 guidance modestly higher reflecting stronger underlying performance partially offset by exchange rate headwinds. Statutory EPS constant at 12.6p. ■ Higher underlying operating profit reflects increased investment across our regulated businesses. ■ Interim dividend of 16.35p, 35% of prior year full dividend. Strategic initiatives ■ Supporting the UK Government in the development of AI Growth Zones, and readiness to connect 19 GW of additional demand in RIIO-T3. ■ Supply chain and delivery mechanisms now secured for more than three-quarters of our £60 billion five-year investment plan. In the first half of this year we have: ■ agreed £8 billion Electricity Transmission Partnership for substation construction; ■ established a £12 billion HVDC framework for civil works in the UK; and ■ agreed the partners to support over $3 billion of capital work in New England across the next five years. ■ Delivered our three-year target of £100 million cumulative synergies from the acquisition of UK Electricity Distribution, six months ahead of schedule. ■ Continued to streamline the portfolio with National Grid Renewables divested and Grain LNG sale agreed. Key projects ■ Strong progress on construction of all six Wave 1 ASTI* projects in the UK. ■ Planning applications for Norwich to Tilbury and Sea Link Wave 2 ASTI projects accepted by UK Planning Inspectorate. ■ Smart Path Connect project to upgrade more than 100 miles of transmission lines in upstate New York ready to energise in December 2025. ■ Replaced a further 208 miles of leak-prone pipe across our gas networks in the US. Regulatory updates ■ Responded to Ofgem’s Draft Determination for the RIIO-T3 price control where our investments are expected to avoid £12 billion in constraint costs, equating to £40 per year for consumers. ■ NIMO three-year electricity and gas rate case received regulatory approval. ■ Received approval for around $600 million investment under the Electric Sector Modernization Plan (ESMP) in Massachusetts. ■ Around 75% of the US investment in our five-year frame approved by our regulators. *See glossary on page 20. National Grid 2025/26 Half Year Results Statement 1 Exhibit 99.1

Financial outlook and guidance ■ Guidance is based on our continuing businesses, as defined by IFRS and includes the contribution of the ESO, National Grid Renewables and Grain LNG up until disposal. It excludes the minority stake in National Gas Transmission, which was classified as a discontinued operation until disposal. ■ Financial outlook over the five-year period from 2024/25 to 2028/29: ■ total cumulative capital investment of around £60 billion; ■ Group asset growth CAGR1 of around 10% backed by strong balance sheet; ■ driving underlying EPS CAGR2 of 6–8% from the 2024/25 EPS baseline of 73.3p; ■ credit metrics consistent with current Group rating; and ■ regulatory gearing expected to increase towards the mid-60% range by March 2029 and then trend towards the high 60% range by the end of RIIO-T3. ■ For 2025/26, we expect strong operational performance across the Group with underlying EPS expected to be in line with the 6–8% CAGR range from the 2024/25 baseline. 1. Group asset compound annual growth rate from a FY24 baseline. Forward years based on assumed USD FX rate of 1.25; and long run UK CPIH and US CPI. Assumes sale of ESO, Grain LNG, and National Grid Renewables before 2029. Assumes 20% stake in National Gas Transmission treated as a discontinued operation and therefore does not contribute to Group asset growth. 2. Underlying EPS compound annual growth rate from FY25 baseline. Forward years based on assumed USD FX rate of 1.25; long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%. Assumed sale of Grain LNG and National Grid Renewables before 2029. Assumed 20% stake in National Gas Transmission treated as a discontinued operation and therefore did not contribute to underlying EPS. Chief Executive Officer succession On 1 September 2025, Zo&euml; Yujnovich joined as Chief Executive Designate, and will become Chief Executive Officer with effect from 17 November 2025, succeeding John Pettigrew, who after nearly a decade in role, will retire from National Grid on 16 November 2025. Contacts Investor Relations Angela Broad +44 (0) 7825 351 918 Tom Edwards +44 (0) 7976 962 791 Cerys Reece +44 (0) 7860 382 264 Media Miranda Cochrane +44 (0) 7745 122 714 Brunswick Dan Roberts +44 (0) 7980 959 590 Results presentation and webcast An audio webcast and live Q&A with management will be held at 09:15 (GMT) today. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre A replay of the webcast will be available soon after the event at the same link. UK (and International) +44 (0) 330 551 0200 UK (Toll Free) 0808 109 0700 US (Local) +1 786 697 3501 Password Quote “National Grid HY” when prompted by the operator Use of Alternative Performance Measures Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 47 to 51. National Grid 2025/26 Half Year Results Statement 2

Financial performance As at and for the six months ended 30 September (£ million) 2025 2024 change % Statutory operating profit at actual currency UK Electricity Transmission 810 642 26% UK Electricity Distribution 488 759 (36%) UK Electricity System Operator — (213) 100% New England 61 87 (30%) New York 78 (50) n/m National Grid Ventures 126 145 (13%) Other (37) (61) 39% Total statutory operating profit 1,526 1,309 17% Underlying operating profit at constant currency1 UK Electricity Transmission 846 724 17% UK Electricity Distribution 551 573 (4%) UK Electricity System Operator — 115 (100%) New England 292 227 29% New York 443 276 61% National Grid Ventures 187 149 26% Other (27) (38) 29% Total underlying operating profit 2,292 2,026 13% Capital investment at constant currency UK Electricity Transmission 1,684 1,290 31% UK Electricity Distribution 756 647 17% UK Electricity System Operator — — —% New England 958 780 23% New York 1,585 1,503 5% National Grid Ventures 69 270 (74%) Other — 4 (100%) Total capital investment 5,052 4,494 12% 1. Constant currency calculated using current year average exchange rate of $1.353 (2024: actual average exchange rate was $1.296). See pages 48 to 51 for details. The notation ‘n/m’ is used throughout this section where the period on period percentage change is deemed to be ‘not meaningful’. National Grid 2025/26 Half Year Results Statement 3

Strategic overview Safety and operational performance: Retained focus on reliability and resilience As at 30 September 2025 National Grid’s rolling 12-month Lost Time Injury Frequency Rate (LTIFR)* stood at 0.09, compared to 0.10 in 2024/25 and against our Group target of 0.10. Our businesses continue to focus on promoting a culture of safety excellence, with additional risk-based training, leadership led safety moments, attention on ongoing reporting of near misses, and incidents and embedding learnings from previous incidents. National Grid has delivered strong reliability across our UK and US networks in the first half of the year. Our interconnector fleet performed well, with availability at 90%. On 2 July 2025 NESO published their report into the incident at our North Hyde electrical substation in March 2025 and Ofgem announced they were commencing an investigation. We support the recommendations in the report and are cooperating with the ongoing Ofgem investigation. We have taken further action since the fire and continue to work with the government, regulator and industry partners on implementing learnings from this incident. In New England and New York, we further deployed our Fault Location, Isolation and Service Restoration (FLISR) digital technology with 27% and 11% respectively of our electric customers now covered by this automation technology, which works to restore power to customers within one minute, avoiding longer power outages. This automated restoration has reduced customer outages by around 3% across our US businesses year to date. * Employee and contractor lost time injury frequency rate per 100,000 hours worked. Financial performance: Continued delivery in line with financial framework For detailed financial performance commentary, please refer to the Financial Review section on page 12. Our statutory operating profit is presented on page 3 which includes the impact of exceptional items, remeasurements, major storms and timing. A reconciliation between Statutory performance and our Alternative Performance Measures (APMs) is presented on page 49. The Group’s financial performance in H1 2025/26 continued to demonstrate the resilience of our business model which enables us to effectively manage the impacts of inflation and cost pressures, changes in interest rates and exchange rate fluctuations. Underlying operating profit for continuing operations increased by £266 million at constant currency to £2,292 million, an increase of 13% on the previous half year. This improvement was principally driven by strong performance across our regulated businesses including the effect of recent rates for Niagara Mohawk (NIMO) our upstate electric and gas business in New York, the effect of rate increases, storm recoveries and capital trackers in our Massachusetts Electric business (MECO), higher revenues reflecting increased investment in the UK and the classification of Grain LNG as held-for-sale, meaning depreciation has ceased. This was partly offset by the adverse impact of Real Price Effects (RPEs) reducing allowances in UK Electricity Distribution compared to the prior year, higher depreciation across our regulated businesses, and the divestment of the ESO. Underlying EPS of 29.8p increased by 1.8p per share at constant currency, or 6% compared to the previous year, with the underlying operating profit increase partly offset by the increased weighted average number of shares after the Rights Issue last year and the increased net interest cost for the half year. Capital investment for continuing operations increased by £558 million at constant currency to £5,052 million, an increase of 12% relative to the prior year period. This increase was principally driven by the ramp up of spend on Wave 1 Accelerated Strategic Transmission Investment (ASTI) projects in our UK Electricity Transmission business, increased asset health and load-related reinforcement investment in UK Electricity Distribution, increased spend on Advanced Metering Infrastructure (AMI) in MECO and NIMO, as well as leak-prone pipe replacement in New York; partially offset by lower investment in National Grid Ventures (NGV) following the divestment of National Grid Renewables and lower capital investment in Grain LNG. Net debt was £41.8 billion at 30 September 2025, £0.5 billion higher than at 31 March 2025. This increase primarily reflects capital investment in the half year, partially offset by net proceeds of £1.5 billion from the divestment of National Grid Renewables, and the impact of foreign exchange movements. National Grid 2025/26 Half Year Results Statement 4

National Grid 2025/26 Half Year Results Statement

A further step up in growth: key projects and investments

We have delivered another record level of capital investment for a first-half period at £5,052 million, on track to deliver over £11 billion for the full year in line with guidance and our five-year financial framework. This principally reflects the continued progress on our ASTI projects in the UK, and our major transmission projects to upgrade infrastructure across our jurisdictions in the US. During the half-year, we have:

- progressed construction on all six of our Wave 1 ASTI projects in our UK Electricity Transmission business, including our Eastern Green Links (EGL) 1 and 2 offshore projects (HVDC cable production is underway for EGL1 and EGL2, and the converter station platform and groundworks for EGL2 have been completed ahead of schedule);
- energised the Hurst-Crayford 275 kV circuit as part of the London Power Tunnels 2 project in our UK Electricity Transmission business;
- stepped up UK Electricity Distribution investment in asset health and network reinforcement in line with our RIIO-ED2 plans;
- made good progress with our US leak-prone pipe replacement programme, with 159 miles of pipeline replaced in New York, and 49 miles replaced in Massachusetts over the last six months;
- continued to make good progress on our Upstate Upgrade Electricity Transmission programme, including Smart Path Connect, where we have completed the installation of 644 transmission towers and we are on track to be ready to energise in December 2025;
- progressed AMI installations in the US, with over 360,000 meters installed in New York and around 220,000 in New England during the half year; and
- stepped up investment in asset condition projects across our New England distribution and transmission networks to support grid resilience.

Strategic initiatives

We have made good progress with portfolio activities, following our decision last year to streamline our business by focusing on regulated networks. During the half-year, we:

- completed the sale of our National Grid Renewables onshore business in the US to Brookfield Asset Management and its institutional partners, for cash proceeds of $2.1 billion reflecting an enterprise value of $1.7 billion, and including around $300 million invested prior to completion; and
- agreed the sale of our Grain LNG business to a consortium of Centrica plc and Energy Capital Partners, for cash proceeds of £1.66 billion, including a pre-completion dividend. We expect to complete the transaction later this year.

We also reached an important milestone having delivered our three-year target of £100 million of synergy savings, six months ahead of target, following the acquisition of UK Electricity Distribution in 2021. These synergies have been achieved through smarter procurement, operational efficiencies across our shared sites, and integration of support functions into the Group.

During the half-year, we have made significant progress in securing the supply chain for our capital programme, with over three quarters of our £60 billion investment plan now underpinned by delivery mechanisms.

In the UK, we have focused on securing the procurement for our ASTI projects where we remain in a strong position, as well as progressing public consultations and planning for those projects. We have:

- finalised framework agreements to support the delivery of the offshore HVDC projects including a £21 billion cable framework with six suppliers, a £25 billion converter station framework, and in August 2025 we signed a £12 billion framework agreement covering HVDC project civils work;
- allocated all of our onshore Wave 2 work to partners under our £9 billion Great Grid Partnership;
- focused on finalising procurement contracts for the remaining Wave 2 offshore projects, which includes:
  - the Sea Link project, where we have awarded the converter station contract to Siemens Energy, and the HVDC cable contract to Sumitomo Electric;
  - EGL3, where we have selected Hitachi as the preferred bidder for converter stations, and NKT as preferred bidder for the HVDC cables contract (we expect to sign contracts by the end of the financial year);
  - EGL4, where we have awarded the converter station contract to Siemens Energy, and we expect to award the HVDC cable contract to Prysmian by the end of the financial year;

5

■ progressed public consultations on EGL3 and 4, and Grimsby to Walpole ASTI projects; and ■ had Development Consent Order (DCO) applications accepted by the Planning Inspectorate for our Sea Link and Norwich to Tilbury ASTI projects. In July 2025, we also signed an £8 billion Electricity Transmission Partnership (ETP) with seven regional delivery partners to deliver substation infrastructure across UK Electricity Transmission in support of work to deliver the RIIO-T3 business plan. This agreement unlocks long-term supply chain capacity and skills across England and Wales, and awards regional exclusivity of substation work to partners based on how well they perform and their commitment to expanding their capacity. We have also progressed strategic initiatives supporting our US regulated businesses. During the half year, we have: ■ filed all permit applications for our Climate Leadership and Community Protection Act (CLCPA) Phase 1 and 2 projects with the New York Public Service Commission (PSC). We expect the first round of permit approvals by the end of 2025, with the remaining approvals in 2026 (Phase 1 remains on track for delivery by 2029; we are reviewing the final bids for Phase 2 projects to progress towards contract); and ■ agreed 10 partners for a new strategic procurement framework in Massachusetts covering transmission and distribution lines, EPC contract awards and substation work. In total, the framework is expected to cover over $3 billion of contract awards over the next five years. The visibility we now have in our investment plans makes us a partner of choice for our supply chain. These partnerships foster a longer-term collaborative approach that builds stronger supply chains, encourages long term investment, and supports the development of local skills and capabilities. Regulatory, policy and market environment In the UK, we have noted the policy progress seen across a number of critical areas, and we continue to work towards the RIIO-T3 price control which will run for five years from April 2026. ■ In August, we submitted our response to Ofgem’s RIIO-T3 Draft Determinations. We welcomed the commitment to an £80 billion investment plan across the electricity transmission sector and the changes made by Ofgem to the financial package since the Sector Specific Methodology Decision (SSMD). However, the Draft Determination did not sufficiently recognise the practical realities of delivering the biggest expansion of the electricity system in more than a generation. We therefore submitted evidence and solutions for the changes required to achieve a framework that is investable (including changes to the baseline level of return and appropriate incentives) and workable (such as streamlining the process for agreeing uncertainty mechanisms). Our business plan submitted in December 2024 includes up to £35 billion of totex over the five years to March 2031, and, amongst other outcomes, is expected to nearly double the power that can flow across the country, avoid £12 billion of constraint costs, directly connect 35 GW of generation and 19 GVA of demand to our network and create optionality for a further 26 GW, all while delivering 99.9999% reliability. We are continuing to engage with Ofgem to agree a price control that attracts the investment needed to ensure the delivery of this plan. We expect the Final Determination in early December and we anticipate that we will make a final decision on whether to accept or appeal the licence modifications implementing the Final Determination in late February or early March 2026, following the license drafting process. ■ In May, we responded to Ofgem’s consultation on the request for a Delay Event on EGL1. We continue to engage with Ofgem to find a resolution and expect these negotiations to reach a final decision over the next few months. ■ In September, we noted Ofgem’s ‘minded-to’ position on changes for ASTI projects in Lincolnshire, namely our EGL3, EGL4 and Grimsby to Walpole projects. This follows a change to network requirements in the county, including new overhead lines, leading to UK Electricity Transmission proposing a new regional design. We welcomed Ofgem’s recognition that this new design supports increased connections, reduces environmental impacts, mitigates consenting risk and, most importantly, has a significant benefit for consumers. Ofgem indicated that, as part of the process, they will set a new delivery date of no earlier than the end of December 2033. We will continue to work with Ofgem to agree the new targets for these projects. ■ In October, Ofgem published its Sector Specific Methodology Consultation (SSMC) for RIIO-ED3, the next price control for UK Electricity Distribution which runs from 1 April 2028 to 31 March 2033. Importantly, Ofgem recognised the need for a framework that attracts the capital to help deliver improved reliability, meet increased levels of demand and maintain energy security. We will respond to the SSMC and continue to work closely with Ofgem as we develop our RIIO-ED3 plan, helping to shape the next regulatory period and ensure the framework supports long-term delivery and innovation. National Grid 2025/26 Half Year Results Statement 6

■ In September, the Government announced the country’s first AI Growth Zone, including data centres at Blyth and Cobalt, which is expected to unlock £30 billion of investment for the north-east of England. We are now looking to connect 1.1 GW of demand across the zone. The capacity will be delivered in phases from 2028, with further connections by 2031. We will continue to work closely with the Government to help enable further AI growth zones. ■ We have taken a lead role in the Electricity Networks Sector Growth Plan (the “Plan”), an important initiative that aligns the industry with the Government’s Industrial Strategy, with our President of UK Electricity Distribution serving as co-chair of the sector level steering group. The initiative will be jointly led by the Energy Networks Association (ENA) and BEAMA (the UK manufacturing trade association) with support from the UK Government. It aims to: (a) demonstrate the sector’s vital contribution to the UK economy and its future growth potential; (b) set out the workforce requirements needed to maintain and attract the skills essential for a growing sector; (c) understand the UK’s supply chain capabilities and how domestic supply chains can be developed; and (d) provide confidence that the sector can deliver and meet demand. To deliver this, the Plan is structured around a series of dedicated workstreams, each designed to address a critical aspect of sector growth from workforce development to supply chain resilience. A final report will be delivered in 2026. ■ For UK Electricity Transmission, we are working closely with NESO and customers to support the reordering of the connections queue. Once NESO publishes its updated queue we will have a clear view of the sequencing of the specific project connections required. For UK Electricity Distribution, we have also made good progress including preparing flexible offers to customers that are likely to secure a queue position. This allows them to progress their builds ahead of a formal offer, enabling faster connections for renewables and low-carbon technologies. The Government’s Industrial Strategy also outlined the development of a Connections Accelerator Service which, once designed, should support strategically important demand projects in connecting more quickly to the network. ■ The Planning and Infrastructure Bill continues to progress through Parliament and is in its final stages. Whilst the outcome of the Bill is unlikely to have an impact on our current five-year framework, the Bill includes proposals which will ensure that consultation and engagement can be more effective and targeted for Nationally Significant Infrastructure Projects (NSIPs). It also includes a commitment to keep National Policy Statements up to date by reviewing them at least every five years. In addition, the Government launched recent consultations on consents, land access and rights for electricity network infrastructure and streamlining infrastructure planning. Both propose important reforms to support the roll-out of network infrastructure and growth in the UK. In the US, we have continued to build on the strong foundations we set last year with further visibility within our rate cases. ■ In June, we received approval from the Massachusetts Department of Public Utilities (DPU) for around $600 million of cost recovery under the ESMP. This supports capital investment in networks and supporting technology, associated operating costs and non-wires alternatives over five years from July 2025, and is in addition to investment deployed under our Massachusetts Electric (MECO) rate order. Cost recovery for these investments will be similar to the current MECO capital tracking mechanism and aligns to our five-year financial framework. ■ In August, we received unanimous approval from the New York PSC for our joint proposal for NIMO. The rate settlement includes funding for $5.6 billion of capital investment over three years, and a 9.5% allowed RoE. It also includes $290 million in bill discounts for low-income customers across the three years of the rate plan (representing discounts of up to 20% on gas and 30% on electric for low-income customers). ■ In September, we provided views on the New York State Energy Plan. The plan outlines a long-term strategy to meet New York’s energy needs whilst supporting economic growth, reliability and decarbonisation. It emphasises the importance of infrastructure investment and recognises the continued role gas networks have to play in maintaining security of supply. We have advocated a balance between clean energy goals with affordability and reliability, including the future role for gas. The State Energy Planning Board is now reviewing comments and we anticipate a final version to be released by the end of calendar year 2025. National Grid 2025/26 Half Year Results Statement 7

■ In September, the New York PSC issued its Order on our Long-Term Gas Plan addendum filing, including the need for the proposed Northeast Supply Enhancement (NESE) pipeline project. The PSC concluded that the pipeline, which is being developed by Williams Transco and due to commission in late 2027, would offer significant reliability benefits to our gas distribution system and to customers who depend on gas supply for heating, as well as the potential for lower wholesale electricity costs. This aligns with our view that the pipeline is needed to ensure the continued provision of safe, reliable and affordable gas supply to customers in New York City and on Long Island. ■ We are now preparing to file for new rates for our Massachusetts Gas business, with the filing due to be made in January 2026, to allow us more time to engage with new stakeholders and propose measures aligned with evolving State policy goals. Delivering as a Responsible Business In the face of affordability challenges, we continue to support our customers through payment assistance programmes, flexible payment plans and energy efficiency solutions. In our recently approved NIMO electricity rate case, we included $290 million of assistance across the rate case for low-income households. In our MECO business, we introduced a multi-tiered income discount rate to support low-income customers. In our UK Electricity Distribution business last year we supported more than 21,000 customers to save £22 million through various support services including energy efficiency, tariff switching, debt support and boiler replacements. Our Community Matters Fund has awarded £7.5 million in grants to grassroots organisations, of which £5.5 million has supported community efforts to tackle fuel poverty and keep people warm since the beginning of RIIO-ED2, with a further £0.5 million of funding launched in October 2025. The continued strong performance of our interconnector portfolio enabled the return of a further £39 million to UK consumers this half-year, part of a total £316 million returned to reduce consumer bills in the last two and half years, with a further £110 million to be returned over the next one and half years resulting in a total benefit to customers of £426 million. As outlined in our Climate Transition Plan, we recognise several policy and regulatory dependencies that must be addressed to support the decarbonisation of the wider energy sector and reduction of our own emissions. For instance, our Long Island generation facilities in the US are obligated to meet contractual commitments with the Long Island Power Authority (LIPA), which necessitate continued utilisation to meet demand amid third-party outages. Consequently, depending on usage during the second half of the year, we may see an annual increase in our Scope 1 greenhouse gas (GHG) emissions. We will remain vigilant, closely monitoring developments in the external environment and adapting our climate strategy as needed. In May 2025, we published our updated Green Financing Framework (GFF) under which National Grid and its subsidiaries can issue Green Financing Instruments to fund our efforts towards a cleaner energy system. The updated GFF is aligned with our strategic pillars and UN Sustainable Development goals, and it ensures closer alignment with the screening criteria of the EU Taxonomy. An amount equal to the net proceeds from the issuance of Green Financing Instruments are used to finance new or existing Eligible Green Projects from categories defined in the GFF. Moody’s provided a second party opinion on our updated GFF for which they attributed the highest attainable score, ‘SQS1 – Excellent’. National Grid 2025/26 Half Year Results Statement 8

Five-year financial framework Our five-year financial framework is based on our continuing businesses, as defined by IFRS. This excludes the minority stake in National Gas Transmission, which was treated as a discontinued operation prior to being sold in September 2024, but includes contributions from Grain LNG until the point of disposal, and from the ESO until it was sold on 1 October 2024 and National Grid Renewables until it was sold on 29 May 2025. The five-year financial framework assumes an exchange rate of £1:$1.25. Capital investment and Group asset growth We expect to invest around £60 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to March 2029, with Group assets trending towards £100 billion by March 2029. Of the £60 billion investment over the five years to March 2029, around £51 billion is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting. In the UK, we expect around £23 billion of investment in UK Electricity Transmission for asset health and anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. This also includes the investment across our 17 ASTI projects, as we invest in the critical infrastructure required to enable the energy transition and a decarbonised electricity network in the 2030s. We expect our UK Electricity Distribution network to invest around £8 billion over the five years to 2028/29 in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation. In our US regulated businesses, we expect to invest around £17 billion in New York, and £11 billion in New England, over the five years to 2028/29. We expect to invest nearly 60% in this plan into our electricity networks, as we see a step up in investment for renewable connections, transmission network upgrades, and digital capabilities to enable the energy transition, alongside significant investment in gas mains replacement. National Grid Ventures (NGV) has committed capex of around £1 billion over the five years to 2028/29, including the necessary maintenance investment across the six operational interconnectors. With the large step up in investment, we expect to see higher Group asset growth of around 10% CAGR through to 2028/29. Group gearing We remain committed to a strong, overall investment grade credit rating. We expect to maintain credit metrics above our thresholds for our current Group credit ratings through to at least the end of the RIIO-T3 price control period, with current thresholds of 10% for S&P’s FFO/adjusted net debt, and 7% for Moody’s RCF/adjusted net debt. Having completed the Rights Issue last year, we expect regulatory gearing to increase to the mid 60% range by March 2029, and then trend towards the high 60% range by the end of RIIO-T3. Group earnings growth and dividend growth We expect our CAGR in underlying EPS to be in the 6–8% range from our 2024/25 baseline of 73.3p. This includes our long-run average scrip uptake assumption of 25% per annum, which will support our sustainable, progressive dividend policy into the future. We will maintain a progressive level of total dividend aiming to grow the dividend per share in line with UK CPIH in keeping with the current dividend policy (for details of our dividend policy please refer to page 16). National Grid 2025/26 Half Year Results Statement 9

2025/26 forward guidance This forward guidance is based on our continuing operations, as defined by IFRS. The guidance includes businesses classified as held for sale within continuing operations; namely Grain LNG and the controlling stake in National Grid Renewables before it was sold on 29 May 2025. The outlook and forward guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items, deferrable major storm costs in the US (when greater than $100 million, after deductibles and allowances), timing and the impact on underlying results of deferred tax in our UK regulated businesses (UK Electricity Transmission and UK Electricity Distribution). The 2025/26 forward guidance assumes an exchange rate of £1:$1.35, reflecting near term exchange rates. UK Electricity Transmission Underlying net revenue is expected to increase by around £250 million compared to 2024/25 primarily driven by higher allowances as a result of growing RAV, including returns on increasing ASTI investment and indexation. We expect to deliver around 100bps of outperformance in the final year of RIIO-T2 in operational Return on Equity. This is in line with our target to deliver 100 basis points of operational outperformance on average through the five-year period of the RIIO-T2 price control. UK Electricity Distribution Underlying net revenue is expected to be around £20 million higher compared to 2024/25 primarily driven by improved incentive performance. Increased depreciation, reflecting the increasing asset base is expected to be broadly offset by the non-recurrence of Storm Darragh costs. We expect to deliver around 50 basis points of outperformance in the third year of RIIO-ED2 in operational Return on Equity, increasing from 2024/25, primarily as a result of the one-off impact of Storm Darragh costs in 2024/25, alongside the impact of Real Price Effects. We expect outperformance to improve towards 100bps over the remainder of RIIO-ED2. New England Underlying net revenue is expected to be around $400 million higher, driven primarily by rate increases and higher tracker revenue. This is expected to be offset by around $50 million higher depreciation as a result of the increasing asset base and around $250 million of other cost increases linked to investments. Return on Equity for New England is expected to be similar to 2024/25. New York Underlying net revenue is expected to be around $950 million higher, including increases from the NIMO rate settlement and rate increases from the KEDNY and KEDLI rate cases. Depreciation is expected to be around $100 million higher, reflecting the increasing asset base and other costs are expected to be around $300 million higher, linked to investments. We also do not expect the $50 million environmental accounting benefit in 2024/25 to repeat. Return on Equity for New York is expected to slightly improve compared to 2024/25. National Grid Ventures and Other activities In NGV, we expect operating profit to be nearly £50 million lower than 2024/25 driven by expected lower interconnector revenues. We also expect other activities underlying operating loss to be around £30 million lower compared to 2024/25 reflecting lower insurance costs and improved performance within the NG Partners portfolio. National Grid 2025/26 Half Year Results Statement 10

Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates is expected to be around £10 million lower than 2024/25 as a result of lower profits from our Emerald joint venture (part of the National Grid Renewables disposal group), which had no contribution to IFRS continuing profit prior to its sale on 29 May 2025. Interest and Tax Net finance costs in 2025/26 are expected to be around £30 million lower than 2024/25 (at actual currency) driven by favourable exchange rate impacts, partly offset by the impact of higher debt issuances to fund investment growth. For the full year 2025/26, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 15%. This is calculated following our definition of underlying earnings which excludes the impact of deferred tax on underlying results of our UK regulated businesses (UK Electricity Transmission and UK Electricity Distribution). Investment, Growth and Net Debt Overall Group capital investment for continuing operations in 2025/26 is expected to be over £11 billion. Asset Growth is expected to be around 11%, normalised in year for business disposals, reflecting an increase in investment, predominantly in New York, New England, and in the ASTI projects within UK Electricity Transmission. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cash flow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to increase by around 20% compared to 2024/25 driven by increased underlying performance and lower timing under-recoveries, including non-recurrence of the 2024/25 significant ESO return of prior year over-recoveries. Net debt is expected to increase by around £1.5 billion (from £41.4 billion as at 31 March 2025), driven by our continued levels of significant investment in critical energy infrastructure, partially offset by operating cash inflows, with regulatory gearing expected to be around 60%. The forecast includes the expected sale proceeds from the Grain LNG disposal. Weighted average number of shares (WAV) is expected to be approximately 4,947 million in 2025/26. National Grid 2025/26 Half Year Results Statement 11

National Grid 2025/26 Half Year Results Statement

Financial review – HY 2025/26

Performance for the six months ended 30 September

Financial summary for continuing operations

(£ million)	2025	2024	change %
Accounting profit			
Gross revenue	**7,065**	7,961	(11%)
Operating costs	**(5,539)**	(6,652)	17%
Statutory operating profit	**1,526**	1,309	17%
Net finance costs	**(739)**	(682)	(8%)
Share of joint ventures and associates (after tax)	**39**	57	(32%)
Tax	**(208)**	(112)	(86%)
Non-controlling interest	**(1)**	(1)	—%
Statutory earnings	**617**	571	8%
Exceptional items and remeasurements	**150**	(84)	279%
Tax on exceptional and remeasurements	**(15)**	(17)	12%
Adjusted earnings[1]	**752**	470	60%
Timing	**677**	836	(19%)
Tax on timing	**(182)**	(219)	17%
Deferred tax on underlying profits in NGET and NGED	**223**	184	21%
Underlying earnings[1]	**1,470**	1,271	16%
Statutory EPS	**12.6**	12.6	—%
Adjusted EPS[1]	**15.3**	10.4	47%
Underlying EPS[1]	**29.8**	28.1	6%
Interim dividend per share (pence)	**16.35**	15.84	3%
Capital investment			
Capital investment	**5,052**	4,603	10%

1. Non-GAAP alternative performance measures (APMs). For further details and reconciliation to GAAP measures, see 'Alternative performance measures/ non-IFRS reconciliations' on pages 47 to 51.

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Details of exceptional items and remeasurements are provided in notes 4 and 5 to the financial statements.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)	
(£ million)	2025	2024	2025	2024	2025	2024
Statutory results	**1,526**	**1,309**	**618**	**572**	**12.6**	**12.6**
Exceptional items	105	(108)	103	(119)	2.1	(2.6)
Remeasurements	(16)	9	32	18	0.6	0.4
Adjusted results	**1,615**	**1,210**	**753**	**471**	**15.3**	**10.4**
Timing	677	836	495	617	10.0	13.6
Deferred tax in NGET and NGED	—	—	223	184	4.5	4.1
Underlying results	**2,292**	**2,046**	**1,471**	**1,272**	**29.8**	**28.1**

12

National Grid 2025/26 Half Year Results Statement

Statutory IFRS earnings were £617 million in the first six months of the year, £46 million, or 8% higher than the six months to September 2024. The main reason for this increase is a £159 million period-on-period favourable swing in timing (pre-tax), with net under-recoveries of £677 million in the first six months compared to £836 million net under-recoveries in the prior period. In the prior year the now sold UK Electricity System Operator (ESO) business returned £479 million of prior period over-collections, but no such repayment occurred in the current year. Tax on timing for the current year was £182 million net credit (2024: £219 million net credit).

The current period statutory results include £105 million (pre-tax) net exceptional losses, comprising: a £96 million loss associated with the disposal of the National Grid Renewables business, £19 million transaction and separation costs pertaining to our held for sale business, £15 million of charges for our major transformation programme and a £25 million movement on our US environmental provisions. The prior period included £108 million of (pre-tax) net exceptional gains, comprising: a £151 million credit representing the element of the ESO over-recovery that would be settled through the sales process, a £42 million of charges for our major transformation programme and a £1 million movement on our US environmental provisions. In the current period, tax on exceptional items was £2 million credit (2024: £11 million charge).

Statutory results were adversely impacted by derivative remeasurements in this half year, with post-tax net losses of £32 million (2024: £18 million post-tax net gains). The expected future exceptional costs associated with our multi-year major transformation programme are anticipated to be in the region of £300 million over the period to 2028.

Underlying operating profit of £2,292 million was up 12% and underlying EPS of 29.8p was up 6% against the prior period. This was driven by improved performance in UK Electricity Transmission, New York and New England, partly offset by the sale of the ESO business in October 2024.

Underlying net revenues of £5,800 million were £50 million higher compared to the prior period (£185 million higher at constant currency), driven by higher UK Electricity Transmission regulated revenues (up £129 million) along with increases in New York (up £201 million, or £276 million at constant currency) and New England (up £70 million, or £114 million at constant currency), partly offset by a £291 million reduction from the disposal of ESO in October last year.

Regulated controllable costs were substantially lower as a result of the disposal of ESO, but after excluding the £159 million impact of that, they were broadly flat on a constant currency basis, with higher workload and inflationary increases being offset by efficiencies and other savings. Depreciation was higher from our ongoing investment programme. Other costs were higher related to increased US property taxes, no repeat of the reduction to environmental remediation provisions in New York in the prior period, also higher costs to deliver outputs as agreed with our regulators (which are offset by higher revenues), partly offset by lower US storm response costs and lower bad debts. These factors resulted in underlying earnings of £1,470 million for the first six months of 2024/25, up £199 million or 16%.

13

National Grid 2025/26 Half Year Results Statement

Segmental income statement

Segmental analysis for continuing operations

	Statutory results			Underlying results		
£ million	2025	2024	change %	2025	2024	change %
UK Electricity Transmission	810	642	26%	846	724	17%
UK Electricity Distribution	488	759	(36%)	551	573	(4%)
UK Electricity System Operator	—	(213)	100%	—	115	(100%)
New England	61	87	(30%)	292	237	23%
New York	78	(50)	256%	443	288	54%
National Grid Ventures	126	145	(13%)	187	147	27%
Other	(37)	(61)	39%	(27)	(38)	29%
Total operating profit	**1,526**	**1,309**	**17%**	**2,292**	**2,046**	**12%**
Net finance costs	(739)	(682)	8%	(678)	(670)	1%
Share of JVs and associates (post-tax)	39	57	(32%)	39	60	(35%)
Profit before tax	**826**	**684**	**21%**	**1,653**	**1,436**	**15%**
Tax	(208)	(112)	86%	(182)	(164)	11%
Profit after tax	**618**	**572**	**8%**	**1,471**	**1,272**	**16%**
EPS (pence)	**12.6**	**12.6**	**—%**	**29.8**	**28.1**	**6%**

UK Electricity Transmission statutory operating profit of £810 million was up from £642 million in the prior period. The current period includes £3 million of exceptional charges related to our major transformation programme. Timing movements were £49 million favourable to the comparative period (mainly the return of over-collected balances in the prior period). Underlying operating profit was £846 million compared to £724 million in the prior period. This increase was driven by £129 million higher underlying net revenues and a net £12 million reduction in controllable costs, partially offset by higher depreciation resulting from the higher asset base.

UK Electricity Distribution statutory operating profit of £488 million was down from £759 million in the prior period. Timing movements were £254 million adverse to the prior period mainly related to volumes and inflation true-ups, partly offset by recovery of pass-through costs. In the prior period we incurred exceptional charges of £5 million as part of our major transformation programme. Underlying operating profit decreased by £22 million to £551 million (2024: £573 million). Underlying net revenues decreased by £14 million with higher allowed returns offset by an adverse impact from the 'real price effect' (index-linked inflation) adjustment. In addition there were higher controllable costs driven by increased workload and higher depreciation due to the higher asset base.

National Grid ESO was sold to the UK Government on 1 October 2024 for an agreed enterprise value of £630 million. This business comprised the entire UK Electricity System Operator segment, which made a statutory operating loss of £213 million in the prior period, principally driven by the return of an over-collection of allowed revenues (related to BSUoS fixed price tariffs) that arose during 2023/24, partly offset by an exceptional credit of £151 million representing the element of the over-recovery that would be settled through the sale process.

14

National Grid 2025/26 Half Year Results Statement

New England statutory operating profit of £61 million was down from a statutory operating profit of £87 million in the prior period. This included a £1 million exceptional charge in relation to our broader major transformation programme (2024: £6 million), along with commodity derivative remeasurement losses of £19 million (2024: £4 million gains). New England's adjusted operating profit of £81 million, was £8 million lower than the prior period. This included a £69 million adverse period-on-period timing swing (at constant currency), mainly due to higher recoveries of prior period commodity costs that benefited last year's results and lower recovery of energy efficiency programme costs and incentives this year. Underlying operating profit was £292 million (2024: £237 million, or £227 million at constant currency), due to higher underlying net revenues from higher rates, higher revenues from capital trackers and storm recoveries. Controllable costs were £20 million lower compared to the prior period (including £16 million from favourable exchange rate movements) with increases from inflation and workload being offset by efficiency savings and higher capitalisation due to workload mix. Depreciation increased from the higher asset base due to ongoing investment. Other costs were higher compared to the prior period principally from increased cost of removal, capital-related O&M costs and property taxes, partly offset by lower storm costs incurred.

New York statutory operating profit of £78 million was improved from a statutory operating loss of £50 million in the prior period. The current period includes a £2 million exceptional charge as part of our broader major transformation programme (2024: £8 million) and a £25 million exceptional credit on environmental provisions (2024: £1 million net charge); and also includes commodity derivative remeasurement losses of £18 million (2024: £11 million losses). New York's adjusted operating profit of £73 million was £103 million favourable to the prior period. In-year timing under-recoveries were £370 million (2024: £318 million, or £304 million at constant currency), resulting in a £52 million adverse period-on-period timing swing, primarily from an under-collection of new rates in KEDNY and KEDLI and the return of prior year balances, partly offset by an over-collection of pass-through costs. Underlying operating profit was £443 million, £155 million higher than the prior period (£167 million higher at constant currency). Underlying net revenues were £201 million higher (£276 million higher at constant currency) driven by increased rates in NIMO (£189 million), KEDNY (£40 million) and KEDLI (£23 million) along with other regulatory asset recoveries and customer-funded work increases. Controllable costs were £18 million lower compared to the prior period (including favourable exchange rate movements), with inflationary and workload increases partly offset by efficiency savings and higher capitalisation related to workload mix. Other costs were higher compared to the prior period, driven by no repeat of the environmental credits in the comparative period, higher property taxes and an increase in customer-funded work, partly offset by lower storm costs.

National Grid Ventures' statutory operating profit of £126 million was down from £145 million in the prior period. The current year includes a £96 million loss on the disposal of National Grid Renewables which was sold in May 2025 (the loss arose principally from the recycling of cumulative foreign exchange movements up to the date of disposal). Statutory operating profit also includes £18 million of exceptional transaction costs related to the disposal of Grain LNG. In the current period, there were £53 million of gains related to derivative remeasurements on capacity contracts in NSL (2024: £2 million losses). Adjusted operating profit of £187 million was £40 million higher than the prior period, driven by Grain LNG (£23 million higher) and National Grid Renewables (£17 million higher) with Grain LNG benefitting from depreciation ceasing under held for sale accounting treatment and National Grid Renewables benefitting from lower total business development costs than the comparative period. National Grid Renewables (US) was sold on 29 May 2025 for $2.1 billion and Grain LNG (UK) was agreed to be sold for £1.66 billion and is expected to complete before the end of 2025.

'Other' activities' statutory operating loss of £37 million was £24 million favourable to the prior period. The current period includes exceptional charges of £9 million as part of our broader major transformation programme (2024: £26 million). The adjusted operating loss of £27 million (2024: £38 million loss) was adverse to the prior period, principally as a result of fair value losses in NG Partners in the prior period.

15

National Grid 2025/26 Half Year Results Statement

Financing costs and tax

Net finance costs

Statutory net finance costs of £739 million were up from £682 million in the prior period and included derivative remeasurement gains of £61 million (2024: £12 million). Adjusted net finance costs for continuing operations of £678 million (2024: £670 million) were £8 million, or 1% higher than the prior period (£26 million, or 4% higher at constant currency). This was driven by higher inflation on index-linked debt and no repeat of the interest income arising in the prior period on the £6.8 billion rights issue proceeds (held as short-term investments prior to funding of capital investment).

Joint ventures and associates

The Group's share of net profits from joint ventures and associates on a statutory basis was £39 million (2024: £57 million) with no fair value remeasurements (2024: £3 million gains). On an adjusted basis, the share of net profits from joint ventures and associates decreased to £39 million (2024: £60 million) due to the sale of the Emerald JV (part of National Grid Renewables) in May 2025, with increased profits in BritNed broadly offsetting lower profits in Nemo.

Tax

The statutory tax charge for continuing operations was £208 million (2024: £112 million) including the impact of tax on exceptional items and remeasurements of £15 million credit (2024: £17 million charge). The adjusted tax charge for continuing operations was £223 million (2024: £129 million), resulting in an effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 23.8% (2024: 23.9%). The underlying effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 11.3% (2024: 11.9%). Our underlying tax (a non-GAAP measure) takes our adjusted tax charge and further excludes the tax impacts on timing and major storm costs and deferred tax in our UK regulated businesses (NGET and NGED). The underlying effective tax rate of 11.3% is lower than the prior period (11.9%), primarily due to higher capex in our UK regulated businesses (NGET and NGED) resulting in higher deferred tax exclusion, and a higher net prior year adjustment credit. This is partially offset by a change in geographic profit mix.

Net debt

Net debt is a measure derived from IFRS (comprising cash and cash equivalents, current financial investments, borrowings and bank overdrafts and financing derivatives) and is defined and reconciled to these balances in note 11 to the financial statements.

During the first six months of the year, net debt increased to £41.8 billion, £0.5 billion higher than at 31 March 2025. Movements in exchange rates reduced reported opening net debt by £1.0 billion. Net debt benefited from the receipt of £1.5 billion of proceeds from the sale of National Grid Renewables in May 2025. In addition, cash generated from continuing operations of £3,638 million and dividends received on financial investments of £49 million were offset by £4,784 million of cash outflows for capital investment (net of disposals) and movements in financial investments outside net debt, £12 million of tax paid, £853 million of interest outflows, £894 million paid in dividends, £139 million of accretions on index-linked debt and other non-cash movements.

During the period we raised around £2.2 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme, including the first green bond from our new Green Financing Framework, €700 million issued by National Grid North America Inc. In addition, we signed two new loan facilities that are guaranteed by European Export Credit Agencies for a combined total of around £1.7 billion. The facilities are aligned with our Green Financing Framework. As at 30 September 2025, we have £8.7 billion of undrawn committed facilities available for liquidity purposes.

There are no significant updates relating to credit rating agency actions. National Grid's balance sheet remains robust and we remain committed to a strong, overall investment grade credit rating.

Interim dividend

The Board has approved an interim dividend of 16.35p per ordinary share ($1.0657 per American Depositary Share). The interim dividend is expected to be paid on 13 January 2026 to shareholders on the register as at 21 November 2025.

The Board aims to grow the annual dividend per share in line with UK CPIH, thus maintaining the dividend per share in real terms. The Board reviews this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

The scrip dividend alternative will again be offered in respect of the 2025/26 interim dividend.

16

National Grid 2025/26 Half Year Results Statement

Growth

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

£5.1 billion of capital investment across the Group

We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £5,052 million, an increase of £449 million or 10% at actual exchange rates (12% at constant currency) compared to the first half of 2024/25.

Group capital investment

Six months ended 30 September (£ million)	At actual exchange rates			At constant currency	
	2025	2024	% change	2024	% change
UK Electricity Transmission	**1,684**	1,290	31%	1,290	31%
UK Electricity Distribution	**756**	647	17%	647	17%
New England	**958**	814	18%	780	23%
New York	**1,585**	1,569	1%	1,503	5%
National Grid Ventures	**69**	279	(75%)	270	(74%)
Other	**—**	4	(100%)	4	(100%)
Total capital investment	**5,052**	4,603	10%	4,494	12%

UK Electricity Transmission invested £1,684 million for the first six months of the year, an increase of £394 million on the prior period, primarily driven by £219 million increased spend on onshore ASTI projects (such as North London Reinforcement and Yorkshire Green), £48 million higher spend on ASTI offshore projects (EGL1 and EG2), along with customer connections, cable repair and IT systems investment and cyber; partially offset by lower spend on projects that are reaching completion.

UK Electricity Distribution invested £756 million, an increase of £109 million on the prior period, principally driven by planned asset health work and load-related network reinforcement, along with increases in site spend, investment in vehicles and transport and higher investment in IT systems.

In New England, investment reached £958 million, an increase of £144 million at actual exchange rates (an increase of £178 million at constant currency). This was principally driven by £100 million higher electric distribution programme spend (e.g. AMI and system capacity), £33 million increased spend on electric transmission, along with higher investment in IT systems compared to the prior period.

Investment in New York was £1,585 million, an increase of £16 million over the period at actual exchange rates (an increase of £82 million at constant currency). This increase was mostly related to £66 million of additional spend across our gas distribution networks including increased leak-prone pipe replacement and £47 million higher spend on IT systems investment, partly offset by lower overall investment in our electric business as a result of Smart Path Connect having reached its peak construction phase in the prior year.

National Grid Ventures capital investment was lower than the prior period, with no further investment spend in National Grid Renewables and Grain LNG recognised as 'capital investment' subsequent to their 'held for sale' treatment on 30 September 2024.

Alternative Performance Measures

Unless otherwise stated, all financial commentaries in this results statement are given on an underlying basis at actual exchange rates for continuing operations. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 47 to 49, including but not limited to: net revenue, underlying net revenue, adjusted profit measures, underlying results, constant currency, timing impacts, net debt (defined in note 11 on page 41).

17

Provisional 2025/26 financial timetable Date Event 6 November 2025 2025/26 Half Year Results 20 November 2025 Ex-dividend date for 2025/26 interim dividend – ordinary shares 21 November 2025 Ex-dividend date for 2025/26 interim dividend – ADRs 21 November 2025 Record date for 2025/26 interim dividend 27 November 2025 Scrip reference price announced for 2025/26 interim dividend 8 December 2025 (5pm EST) Scrip election date for 2025/26 interim dividend – ADRs 11 December 2025 (5pm London time) Scrip election date for 2025/26 interim dividend – ordinary shares 13 January 2026 2025/26 interim dividend paid to qualifying shareholders 14 May 2026 2025/26 Full Year Results 28 May 2026 Ex-dividend date for 2025/26 final dividend – ordinary shares 29 May 2026 Ex-dividend date for 2025/26 final dividend – ADRs 29 May 2026 Record date for 2025/26 final dividend 4 June 2026 Scrip reference price announced for 2025/26 final dividend 15 June 2026 (5pm EDT) Scrip election date for 2025/26 final dividend – ADRs 18 June 2026 (5pm London time) Scrip election date for 2025/26 final dividend – ordinary shares 14 July 2026 2026 AGM 23 July 2026 2025/26 final dividend paid to qualifying shareholders 5 November 2026 2026/27 Half Year Results National Grid 2025/26 Half Year Results Statement 18

Cautionary statement This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward- looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long-term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid’s systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of certain of its businesses, its strategic infrastructure projects and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 262 to 268 of National Grid’s Annual Report and Accounts for the year ended 31 March 2025, as updated by the principal risks and uncertainties statement on page 44 of this announcement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities mentioned herein have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities is being made in the United States. National Grid 2025/26 Half Year Results Statement 19

Glossary Term Meaning AMI Advanced Metering Infrastructure ASTI Accelerated Strategic Transmission Investment CAGR Compound Annual Growth Rate CPIH UK Consumer Prices Index including Owner Occupiers’ Housing Costs DSO Distribution System Operator EGL1 Eastern Green Link 1: Torness to Hawthorn Pit (ASTI project); JV with SP Energy Networks EGL2 Eastern Green Link 2: Peterhead, Aberdeenshire, to Drax (ASTI Project); JV with SSEN EGL3 Eastern Green Link 3: Peterhead, Aberdeenshire, to Walpole, Norfolk (ASTI Project); JV with SSEN EGL4 Eastern Green Link 4: Westfield, Fife, to Walpole, Norfolk (ASTI Project); JV with SP Energy Networks EPS Earnings per share ESMP Electric Sector Modernization Plan ESO UK Electricity System Operator, formerly owned by National Grid, divested to the UK Government on 1 October 2024 FERC Federal Energy Regulatory Commission FFO Funds from Operations FLISR Fault Location, Isolation and Service Restoration HVDC High Voltage Direct Current KEDNY and KEDLI KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI) LTIFR Lost Time Injury Frequency Rate MADPU Massachusetts Department of Public Utilities (state energy regulator) MECO Massachusetts Electric Company NESO National Energy System Operator NGED/UK ED National Grid Electricity Distribution NGET/UK ET National Grid Electricity Transmission NGV National Grid Ventures NIMO Niagara Mohawk (National Grid’s electric and gas distribution business in upstate New York) NYPSC New York Public Service Commission (state energy regulator) RAV Regulated Asset Value RIIO “Revenue = Incentives + Innovation + Outputs” a Price control Framework used by the UK regulator OFGEM RPEs Real Price Effects, a regulatory mechanism for inflation of certain costs, used by Ofgem. SSMC Sector Specific Methodology Consultation SSMD Sector Specific Methodology Decision National Grid 2025/26 Half Year Results Statement 20

National Grid	2025/26 Half Year Results Statement
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement
for the six months ended 30 September

2025	Notes	Total £m
Continuing operations
Revenue	2(a),3	7,065
Provision for bad and doubtful debts		(58)
Other operating costs		(5,481)
Operating profit	2(b)	1,526
Finance income	5	208
Finance costs	5	(947)
Share of post-tax results of joint ventures and associates	2(b)	39
Profit before tax	2(b)	826
Tax	7	(208)
Total profit for the period – continuing		618
Attributable to:
Equity shareholders of the parent		617
Non-controlling interests		1
Earnings per share (pence)
Basic earnings per share – continuing	8	12.6
Diluted earnings per share – continuing	8	12.5

2024	Notes	Total £m
Continuing operations
Revenue	2(a),3	7,961
Provision for bad and doubtful debts		(81)
Other operating costs		(6,571)
Operating profit	2(b)	1,309
Finance income	5	234
Finance costs	5	(916)
Share of post-tax results of joint ventures and associates	2(b)	57
Profit before tax	2(b)	684
Tax	7	(112)
Profit after tax from continuing operations		572
Profit after tax from discontinued operations	6	76
Total profit for the period (continuing and discontinued)		648
Attributable to:
Equity shareholders of the parent		647
Non-controlling interests		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	12.6
Diluted earnings per share (continuing)	8	12.6
Basic earnings per share (continuing and discontinued)	8	14.3
Diluted earnings per share (continuing and discontinued)	8	14.2

National Grid	2025/26 Half Year Results Statement

Consolidated statement of comprehensive income
for the six months ended 30 September

		2025	2024
	Notes	£m	£m
Profit after tax from continuing operations		618	572
Profit after tax from discontinued operations		—	76
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains on pension assets and post-retirement benefit obligations		147	51
Net gains/(losses) in respect of cash flow hedging of capital expenditure		42	(25)
Tax on items that will never be reclassified to profit or loss		(54)	(8)
Total items from continuing operations that will never be reclassified to profit or loss		135	18
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(588)	(799)
Exchange differences reclassified to the consolidated income statement on disposal		76	—
Net (losses)/gains in respect of cash flow hedges		(68)	78
Net gains/(losses) in respect of cost of hedging		35	(12)
Net gains on investments in debt instruments measured at fair value through other comprehensive income		13	13
Tax on items that may be reclassified subsequently to profit or loss		8	(17)
Total items from continuing operations that may be reclassified subsequently to profit or loss		(524)	(737)
Other comprehensive loss for the period, net of tax, from continuing operations		(389)	(719)
Other comprehensive loss for the period, net of tax, from discontinued operations	6	—	(10)
Other comprehensive loss for the period, net of tax		(389)	(729)
Total comprehensive income/(loss) for the period from continuing operations		229	(147)
Total comprehensive income for the period from discontinued operations	6	—	66
Total comprehensive income/(loss) for the period		229	(81)
Attributable to:
Equity shareholders of the parent
From continuing operations		228	(147)
From discontinued operations		—	66
		228	(81)

Non-controlling interests		1	—

National Grid	2025/26 Half Year Results Statement

Consolidated statement of changes in equity
for the six months ended 30 September

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share-holders’ equity	Non-controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2025		638	1,292	40,106	(4,233)	37,803	23	37,826
Profit for the period		—	—	617	—	617	1	618
Other comprehensive income/(loss) for the period		—	—	102	(491)	(389)	—	(389)
Total comprehensive income/(loss) for the period		—	—	719	(491)	228	1	229
Equity dividends	9	—	—	(894)	—	(894)	—	(894)
Scrip dividend-related share issue		7	(8)	—	—	(1)	—	(1)
Issue of treasury shares		—	—	38	—	38	—	38
Transactions in own shares		—	—	(1)	—	(1)	—	(1)
Other movements in non-controlling interests		—	—	—	—	—	4	4
Share-based payments		—	—	17	—	17	—	17
At 30 September 2025		645	1,284	39,985	(4,724)	37,190	28	37,218
At 1 April 2024		493	1,298	32,066	(3,990)	29,867	25	29,892
Profit for the period		—	—	647	—	647	1	648
Other comprehensive income/(loss) for the period		—	—	38	(766)	(728)	(1)	(729)
Total comprehensive income/(loss) for the period		—	—	685	(766)	(81)	—	(81)
Rights Issue		135	—	—	6,704	6,839	—	6,839
Transfer between reserves		—	—	6,704	(6,704)	—	—	—
Equity dividends	9	—	—	(811)	—	(811)	—	(811)
Scrip dividend-related share issue		9	(9)	—	—	—	—	—
Issue of treasury shares		—	—	15	—	15	—	15
Transactions in own shares		—	—	(5)	—	(5)	—	(5)
Share-based payments		—	—	16	—	16	—	16
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	1	1	—	1
At 30 September 2024		637	1,289	38,670	(4,755)	35,841	25	35,866

National Grid	2025/26 Half Year Results Statement

Consolidated statement of financial position

		30 September 2025	31 March 2025
	Notes	£m	£m
Non-current assets
Goodwill		9,343	9,532
Other intangible assets	2(c)	3,669	3,564
Property, plant and equipment	2(c)	76,345	74,091
Other non-current assets		897	959
Pensions and other post-retirement benefit assets	12	2,424	2,489
Financial and other investments		795	798
Investments in joint ventures and associates		624	608
Derivative financial assets	10	736	369
Total non-current assets		94,833	92,410
Current assets
Inventories		641	557
Trade and other receivables		2,830	4,092
Current tax assets		11	11
Financial and other investments	11	3,172	5,753
Derivative financial assets	10	240	113
Cash and cash equivalents	11	887	1,178
Assets held for sale	6	1,146	2,628
Total current assets		8,927	14,332
Total assets		103,760	106,742
Current liabilities
Borrowings	11	(3,624)	(4,662)
Derivative financial liabilities	10	(358)	(381)
Trade and other payables		(4,264)	(4,472)
Contract liabilities		(86)	(96)
Current tax liabilities		(187)	(219)
Provisions		(338)	(357)
Liabilities held for sale	6	(328)	(434)
Total current liabilities		(9,185)	(10,621)
Non-current liabilities
Borrowings	11	(42,290)	(42,877)
Derivative financial liabilities	10	(555)	(821)
Other non-current liabilities		(894)	(876)
Contract liabilities		(2,516)	(2,418)
Deferred tax liabilities		(8,114)	(8,038)
Pensions and other post-retirement benefit obligations	12	(349)	(573)
Provisions		(2,639)	(2,692)
Total non-current liabilities		(57,357)	(58,295)
Total liabilities		(66,542)	(68,916)
Net assets		37,218	37,826
Equity
Share capital		645	638
Share premium account		1,284	1,292
Retained earnings		39,985	40,106
Other equity reserves		(4,724)	(4,233)
Total shareholders’ equity		37,190	37,803
Non-controlling interests		28	23
Total equity		37,218	37,826

National Grid	2025/26 Half Year Results Statement

Consolidated cash flow statement
for the six months ended 30 September

		2025	2024
	Notes	£m	£m
Cash flows from operating activities
Operating profit from continuing operations	2(b)	1,526	1,309
Adjustments for:
Loss on sale of investments		96	—
Other fair value movements		(7)	21
Depreciation, amortisation and impairment	2(b)	1,102	1,058
Share-based payments		17	16
Changes in working capital		913	442
Changes in provisions		(35)	(180)
Changes in pensions and other post-retirement benefit obligations		26	24
Cash generated from operations – continuing operations		3,638	2,690
Tax paid		(12)	(78)
Net cash flow from operating activities – continuing operations		3,626	2,612
Cash flows from investing activities
Purchases of intangible assets		(260)	(243)
Purchases of property, plant and equipment		(4,444)	(3,985)
Disposals of property, plant and equipment		10	10
Investments in joint ventures and associates		(77)	(102)
Dividends received from joint ventures, associates and other investments		49	71
Disposal of interest in National Grid Renewables[1]	6	1,481	—
Disposal of interest in the UK Gas Transmission business		—	686
Disposal of financial and other investments		31	33
Acquisition of financial investments		(44)	(49)
Net movements in short-term financial investments		2,555	(2,995)
Interest received		143	162
Cash inflows on derivatives		20	—
Cash outflows on derivatives		—	(6)
Net cash flow used in investing activities – continuing operations		(536)	(6,418)
Net cash flow from investing activities – discontinued operations		—	22
Cash flows from financing activities
Proceeds of Rights Issue		—	7,001
Transaction fees related to Rights Issue		—	(162)
Proceeds from issue of treasury shares		38	15
Transactions in own shares		(1)	(5)
Proceeds received from loans		2,235	1,809
Repayments of loans		(1,638)	(916)
Payments of lease liabilities		(76)	(75)
Net movements in short-term borrowings		(2,104)	(1,313)
Cash inflows on derivatives		71	73
Cash outflows on derivatives		(40)	(33)
Interest paid		(996)	(1,002)
Dividends paid to shareholders	9	(894)	(811)
Net cash flow (used in)/from financing activities – continuing operations		(3,405)	4,581
Net (decrease)/increase in cash and cash equivalents		(315)	797
Reclassification to held for sale		31	(166)
Exchange movements		(7)	(65)
Net cash and cash equivalents at start of period		1,178	559
Net cash and cash equivalents at end of period		887	1,125
1.Balance consists of cash proceeds received, net of cash disposed.

National Grid	2025/26 Half Year Results Statement
Notes to the financial statements

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month periods ended 30 September 2025 and 30 September 2024 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the United Kingdom (UK). This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2025 and 2024, together with the audited consolidated statement of financial position as at 31 March 2025. The half year financial information has been prepared applying consistent accounting policies to those applied by the Group for the year ended 31 March 2025 and are expected to be applicable for the year ending 31 March 2026. The notes to the unaudited financial information are prepared on a continuing basis unless otherwise stated.
The financial information for the six months ended 30 September 2025 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the Annual Report and Accounts and Form 20-F for the year ended 31 March 2025, which were prepared in accordance with IFRS® Accounting Standards (IFRSs) as issued by the IASB.
The key sources of estimation uncertainty and areas of judgement for the period ended 30 September 2025 are aligned to those disclosed in the Annual Report and Accounts for year ended 31 March 2025.

National Grid	2025/26 Half Year Results Statement
1. Basis of preparation and new accounting standards, interpretations and amendments continued

Going concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis of accounting in preparing the half year financial information, the Directors have considered the Group’s principal risks (discussed on page 44) alongside potential downside business cash flow scenarios impacting the Group’s operations. The Directors specifically considered both a base case and a reasonable worst-case scenario for business cash flows.
The main additional cash flow impacts identified in the reasonable worst-case scenario are:
•adverse impacts of higher spend on our capital expenditure programme;
•adverse impact from timing across the Group (i.e. a net under-recovery of allowed revenues or reductions in over-collections) and slower collections of outstanding receivables;
•higher operating and financing costs than expected; including non-delivery of planned efficiencies across the Group; and
•the potential impact of further significant storm costs in the US.
As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
•the payment of dividends to shareholders;
•significant changes in the phasing of the Group’s capital expenditure programme, with elements of non-essential works and programmes delayed; and
•a number of further reductions in operating expenditure across the Group.
As at 30 September 2025, the Group had undrawn committed facilities available for general corporate purposes amounting to £7.7 billion and a £1.0 billion undrawn Export Credit Agency (ECA) loan. Based on these available liquidity resources and having considered the reasonable worst-case scenario, and the further levers at the Board’s discretion, the Group has not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on its ability to continue as a going concern for the foreseeable future, a period not less than 12 months from the date of this report.
In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted over £2.2 billion of new long-term senior debt and private placements were issued in the period from 1 April to 30 September 2025 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed.
Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these consolidated interim financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial information.
New IFRS accounting standards, interpretations and amendments adopted in the period
There are no new standards, interpretations or amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2025 and have had a material impact on the Group’s results.

National Grid	2025/26 Half Year Results Statement
2. Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and as a matter of course, the Board considers multiple profitability measures by segment, being ‘adjusted profit’ and ‘underlying profit’. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management and the Board to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. Underlying profit, as presented in the Annual Report and Accounts, represents adjusted profit and also excludes the effects of timing, major storm costs and deferred tax expenses in our UK Electricity Transmission and UK Electricity Distribution businesses. The measure of profit disclosed in this note and the primary profitability benchmark considered by the chief operating decision maker is operating profit before exceptional items and remeasurements, adjusted profit, as this is the measure that is most consistent with the IFRS results reported within these financial statements.
The results of our five principal businesses are reported to the Board and are accordingly treated as reportable operating segments. All other operating segments are either reported to the Board on an aggregated basis or do not meet the quantitative threshold in order to be considered a separate operating segment. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.
UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
New England	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New England.
New York	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New York.
National Grid Ventures
Comprises our electricity interconnectors in the UK, our electricity generation business in the US, all commercial operations in LNG at Providence, Rhode Island in the US and the Isle of Grain in the UK, and our investment in NG Renewables, our renewables business in the US. While NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. The Group sold its interest in NG Renewables on 29 May 2025 and Grain LNG was classified as held for sale in the prior period (see note 6).

Included within the comparative period are the results of the UK Electricity System Operator which also represented a separate operating segment. The Group completed the disposal of the ESO to the UK Government in the year ended 31 March 2025.
The New England and New York segments typically experience seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of colder weather over the winter months driving increased heating demand. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2025 when compared to 31 March 2025. The majority of UK revenues are derived from the supply of network capacity rather than the supply of commodities and therefore are not subject to the same seasonal fluctuations as in New York and New England.
Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.

National Grid	2025/26 Half Year Results Statement
2. Segmental analysis continued

(a)Revenue

Six months ended 30 September	2025			2024
	Total sales	Sales between segments[1]	Sales to third parties	Total sales	Sales between segments[1]	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,443	(37)	1,406	1,274	(92)	1,182
UK Electricity Distribution	901	(5)	896	1,166	(2)	1,164
UK Electricity System Operator	—	—	—	1,029	(17)	1,012
New England	1,493	—	1,493	1,545	—	1,545
New York	2,667	—	2,667	2,341	—	2,341
National Grid Ventures	601	(20)	581	650	(26)	624
Other	25	(3)	22	98	(5)	93
Total revenue from continuing operations	7,130	(65)	7,065	8,103	(142)	7,961

Geographical areas:
UK			2,702			3,755
US			4,363			4,206
Total revenue from continuing operations			7,065			7,961
1.Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(b)Operating profit/(loss)

	Total operating profit/(loss) before exceptional items and remeasurements		Exceptional items and remeasurements (see note 4)		Total operating profit/(loss) after exceptional items and remeasurements
Six months ended 30 September	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	813	642	(3)	—	810	642
UK Electricity Distribution	488	764	—	(5)	488	759
UK Electricity System Operator	—	(364)	—	151	—	(213)
New England	81	89	(20)	(2)	61	87
New York	73	(30)	5	(20)	78	(50)
National Grid Ventures	187	147	(61)	(2)	126	145
Other	(27)	(38)	(10)	(23)	(37)	(61)
Total Group	1,615	1,210	(89)	99	1,526	1,309

Geographical areas:
UK	1,476	1,173	22	121	1,498	1,294
US	139	37	(111)	(22)	28	15
Total Group	1,615	1,210	(89)	99	1,526	1,309

	Total operating profit/(loss) before exceptional items and remeasurements		Exceptional items and remeasurements (see note 4)		Total operating profit/(loss) after exceptional items and remeasurements
Six months ended 30 September	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	1,615	1,210	(89)	99	1,526	1,309
Share of post-tax results of joint ventures and associates	39	60	—	(3)	39	57
Finance income	206	231	2	3	208	234
Finance costs	(884)	(901)	(63)	(15)	(947)	(916)
Total Group	976	600	(150)	84	826	684

National Grid	2025/26 Half Year Results Statement
2. Segmental analysis continued
The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment	30 September 2025	30 September 2024
	£m	£m
Operating segments:
UK Electricity Transmission	(278)	(267)
UK Electricity Distribution	(133)	(122)
New England	(236)	(221)
New York	(376)	(351)
National Grid Ventures	(76)	(92)
Other	(3)	(5)
Total	(1,102)	(1,058)

Asset type:
Property, plant and equipment	(950)	(936)
Non-current intangible assets	(152)	(122)
Total	(1,102)	(1,058)

(c)Capital investment
Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	30 September 2025	30 September 2024
	£m	£m
Operating segments:
UK Electricity Transmission	1,684	1,290
UK Electricity Distribution	756	647
New England	958	814
New York	1,585	1,569
National Grid Ventures	69	279
Other	—	4
Total	5,052	4,603

Asset type:
Property, plant and equipment	4,551	4,200
Non-current intangible assets	323	196
Equity investments in joint ventures and associates	15	102
Capital expenditure prepayments	163	105
Total	5,052	4,603

(d)Geographical analysis of non-current assets
Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	30 September 2025	31 March 2025
	£m	£m
Split by geographical area:
UK	44,625	42,623
US	46,253	46,131
Total	90,878	88,754

Reconciliation to total non-current assets:
Pension assets	2,424	2,489
Financial and other investments	795	798
Derivative financial assets	736	369
Non-current assets	94,833	92,410

National Grid	2025/26 Half Year Results Statement
3. Revenue

Under IFRS 15 ‘Revenue from Contracts with Customers’, revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.
The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,293	—	49	163	423	—	1,928
Distribution	—	860	1,421	2,477	—	—	4,758
Other[1]	13	34	4	8	14	2	75
Total IFRS 15 revenue	1,306	894	1,474	2,648	437	2	6,761
Other revenue
Generation	—	—	(1)	—	178	—	177
Other[2]	100	2	20	19	(34)	20	127
Total other revenue	100	2	19	19	144	20	304
Total revenue from continuing operations	1,406	896	1,493	2,667	581	22	7,065

Geographic split of revenue for the six months ended 30 September 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,306	894	—	—	423	—	2,623
US	—	—	1,474	2,648	14	2	4,138
Total IFRS 15 revenue	1,306	894	1,474	2,648	437	2	6,761
Other revenue
UK	100	2	—	—	(38)	15	79
US	—	—	19	19	182	5	225
Total other revenue	100	2	19	19	144	20	304
Total revenue from continuing operations	1,406	896	1,493	2,667	581	22	7,065
1.The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, net fair value gains and losses in respect of investments in our National Grid Partners business, rental income, income arising in connection with the Transition Services Agreements in place following the sales of the UK Gas Transmission business and the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

National Grid	2025/26 Half Year Results Statement
3. Revenue continued

Revenue for the six months ended 30 September 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,116	—	46	46	126	430	—	1,764
Distribution	—	1,113	—	1,468	2,181	—	1	4,763
System Operator	—	—	966	—	—	—	—	966
Other[1]	16	49	—	4	8	43	—	120
Total IFRS 15 revenue	1,132	1,162	1,012	1,518	2,315	473	1	7,613
Other revenue
Generation	—	—	—	—	—	191	—	191
Other[2]	50	2	—	27	26	(40)	92	157
Total other revenue	50	2	—	27	26	151	92	348
Total revenue from continuing operations	1,182	1,164	1,012	1,545	2,341	624	93	7,961

Geographic split of revenue for the six months ended 30 September 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,132	1,162	1,012	—	—	430	—	3,736
US	—	—	—	1,518	2,315	43	1	3,877
Total IFRS 15 revenue	1,132	1,162	1,012	1,518	2,315	473	1	7,613
Other revenue
UK	50	2	—	—	—	(38)	5	19
US	—	—	—	27	26	189	87	329
Total other revenue	50	2	—	27	26	151	92	348
Total revenue from continuing operations	1,182	1,164	1,012	1,545	2,341	624	93	7,961
1.The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated by NG Renewables.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, net fair value gains and losses in respect of investments in our National Grid Partners business, rental income, income arising in connection with the Transition Services Agreements in place following the sales of The Narragansett Electric Company (NECO), the UK Gas Transmission business and the NESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

National Grid	2025/26 Half Year Results Statement
4. Exceptional items and remeasurements

To monitor our segmental financial performance, we use an adjusted profit measure that excludes exceptional items and remeasurements. We exclude certain income and expenses from adjusted profit because, if included, these items could distort understanding of our performance for the period and the comparability between periods.
With respect to restructuring costs, these represent additional expenses incurred that are not related to normal business and day‑to-day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee, as detailed in note 5 of the Annual Report and Accounts for the year ended 31 March 2025.
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective. The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the ‘solely payments of principal and interest test’ under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

Six months ended 30 September 2025	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations
Net loss on disposal of NG Renewables	(96)	—	(96)
Major transformation programme	(15)	—	(15)
Transaction, separation and integration costs	(19)	—	(19)
Changes in environmental provisions	25	—	25
Net gains on commodity contract derivatives	—	16	16
	(105)	16	(89)

Six months ended 30 September 2024	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations
Provision for UK electricity balancing costs	151	—	151
Major transformation programme	(42)	—	(42)
Changes in environmental provisions	(1)	—	(1)
Net losses on commodity contract derivatives	—	(9)	(9)
	108	(9)	99

National Grid	2025/26 Half Year Results Statement
4. Exceptional items and remeasurements continued

Net loss on disposal of NG Renewables: In the period ended 30 September 2025 the Group recognised a net loss of £96 million (before tax) on the disposal of its interest in National Grid Renewables Development LLC (NG Renewables) to Brookfield Asset Management for cash consideration of £1.5 billion ($2.1 billion) (see note 6). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.
Major transformation programme: Following the announcement of our strategic priorities in May 2024, the Group entered into a four-year transformation programme designed to implement our refreshed strategy to be a pre‑eminent pureplay networks business. In the period, the Group incurred a further £15 million (2024: £42 million) of costs in relation to the programme. The costs recognised primarily relate to technology implementation costs, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred in the six-month period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred to date and over the duration of the programme, we have concluded that the costs should be classified as exceptional in line with our exceptional items policy. The total cash outflow for the period was £14 million (2024: £33 million).
Transaction, separation and integration costs: In the prior year, we announced the sale of NG Renewables and Grain LNG as part of our strategic focus on becoming a leading pureplay networks business. Transaction and separation costs of £19 million were incurred in the period in relation to the planned disposal of Grain LNG. The costs incurred primarily related to professional fees and employee costs. These costs have been classified as exceptional in accordance with our exceptional items policy. While the costs incurred in the current period in isolation are not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the disposal, which is expected to complete in the year ended 31 March 2026, the impact to the consolidated income statement incurred will be sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £11 million.
Changes in environmental provisions: In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal, Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group’s share of estimated costs are re-evaluated at each reporting period. In the period, following discussions with the Environmental Protection Agency on the scope and design of remediation activities related to the Gowanus site, we re-evaluated our estimates of total costs and recognised a reduction of £25 million (2024: £1 million). Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.
Provision for UK electricity balancing costs: During the year ended 31 March 2024, the ESO’s operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. Under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. Following legislation to enable the separation of the ESO and the formation of the National Energy System Operator, the Group recognised a liability of £498 million representing the element of the over-recovery that would be settled through the sale process. In the prior period, the liability was remeasured to reflect the final amount of over-recovered revenues which transferred through on disposal.

National Grid	2025/26 Half Year Results Statement
4. Exceptional items and remeasurements continued

Details of remeasurements, tax exceptional items and the tax effect of exceptional items and remeasurements are also provided in this note.

Six months ended 30 September 2025	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations	(105)	16	(89)
Included within net finance costs (note 5)
Net losses on derivative financial instruments	—	(63)	(63)
Net gains on financial assets at fair value through profit and loss	—	2	2
	—	(61)	(61)

Total included within profit before tax from continuing operations	(105)	(45)	(150)
Tax on exceptional items and remeasurements	2	13	15
Total exceptional items and remeasurements after tax from continuing operations	(103)	(32)	(135)

Six months ended 30 September 2024	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations	108	(9)	99
Included within net finance costs (note 5)
Net losses on derivative financial instruments	—	(15)	(15)
Net gains on financial assets at fair value through profit and loss	—	3	3
	—	(12)	(12)
Included within share of post-tax results of joint ventures and associates
Net losses on financial instruments	—	(3)	(3)
	—	(3)	(3)

Total included within profit before tax from continuing operations	108	(24)	84
Tax on exceptional items and remeasurements	11	6	17
Total exceptional items and remeasurements after tax from continuing operations	119	(18)	101

5. Finance income and costs

	2025	2024
Six months ended 30 September	£m	£m
Finance income
Interest income from financing activities	126	143
Net interest on pensions and other post-retirement benefit obligations	50	50
Net gains on financial assets at fair value through profit and loss	2	3
Other interest income	30	38
	208	234
Finance costs
Interest expense on financial instruments[1]	(999)	(950)
Unwinding of discount on provisions and other liabilities	(63)	(64)
Net losses on derivative financial instruments[2]	(63)	(15)
Other interest	(11)	(21)
Less: interest capitalised[3]	189	134
	(947)	(916)

Net finance costs	(739)	(682)
1.Finance costs include principal accretion on inflation-linked debt of £115 million (2024: £87 million) and principal accretion on inflation-linked swaps of £nil (2024: £4 million income).
2.Includes a net foreign exchange gain on borrowing activities, offset by foreign exchange gains and losses on financing derivatives measured at fair value.
3.Interest on funding attributable to assets in the course of construction in the current period was capitalised at a rate of 4.5% (2024: 4.3%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £27 million (2024: £16 million). In the US, capitalised interest is added to the cost of property, plant and equipment and qualifies for tax depreciation allowances.

National Grid	2025/26 Half Year Results Statement
6. Assets held for sale

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Once assets and businesses are classified as held for sale, depreciation and equity accounting ceases and the assets and businesses are remeasured if their carrying value exceeds their fair value less expected costs to sell.
The results and cash flows of assets or businesses classified as held for sale or sold during the year, that meet the criteria of being a major separate line of business or geographical area of operation, are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement.
The following assets and liabilities were classified as held for sale:

	30 September 2025			31 March 2025
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/(liabilities) held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/(liabilities) held for sale £m
National Grid Renewables	—	—	—	1,528	(108)	1,420
Grain LNG	1,146	(328)	818	1,100	(326)	774
Net assets/(liabilities) held for sale	1,146	(328)	818	2,628	(434)	2,194
National Grid Renewables
On 24 February 2025, the Group agreed to sell NG Renewables, its US onshore renewables business, to Brookfield Asset Management. The disposal subsequently completed on 29 May 2025 for consideration of £1,531 million ($2,061 million) and remains subject to certain completion adjustments. As NG Renewables did not represent a separate major line of business or geographical operation, it did not meet the criteria for classification as discontinued operations and therefore the results for the period are not separately disclosed on the face of the income statement.
Financial information relating to the loss arising on the disposal of NG Renewables is set out below:

£m
Goodwill	51
Property, plant and equipment	438
Investment in joint venture	906
Trade and other receivables	141
Cash and cash equivalents	58
Financial investments	41
Other assets	66
Total assets on disposal	1,701
Borrowings	(2)
Other liabilities	(159)
Total liabilities on disposal	(161)
Net assets on disposal	1,540

Satisfied by:
Proceeds	1,531
Total consideration	1,531

Less:
Disposal-related costs	(11)
Loss on disposal before tax and reclassification of foreign currency translation reserve	(20)

Reclassification of foreign currency translation reserve¹	(76)
Tax	5
Post-tax loss on disposal	(91)
1.The reclassification of the foreign currency translation reserve attributable to NG Renewables comprises a loss of £84 million relating to the retranslation of NG Renewables’ operations offset by a gain of £8 million relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the Group’s net investment in NG Renewables.

NG Renewables generated loss after tax of £14 million for the period until 29 May 2025 (2024: £17 million loss).

National Grid	2025/26 Half Year Results Statement
6. Assets held for sale continued

Grain LNG
On 14 August 2025, the Group agreed to sell Grain LNG, its UK LNG asset, to a consortium of multinational energy company, Centrica plc and energy transition infrastructure investment firm, Energy Capital Partners LLC, part of Bridgepoint Group plc. The terms of the transaction comprise total proceeds of £1.66 billion, subject to certain completion adjustments, and the sale is expected to complete in the second half of the financial year ending 31 March 2026 following the receipt of all customary government and regulatory approvals.
As the sale is considered to be highly probable and expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position at 30 September 2025. However, as Grain LNG does not represent separate major lines of business or geographical operations, it has not met the criteria for classification as a discontinued operation and therefore its results for the period are not separately disclosed on the face of the income statement.
The following assets and liabilities were classified as held for sale at 30 September 2025.

Grain LNG
£m
Other intangible assets	26
Property, plant and equipment	949
Trade and other receivables	30
Cash and cash equivalents	122
Other assets	19
Total assets	1,146

Borrowings	(133)
Other liabilities	(195)
Total liabilities	(328)
Net assets	818
No impairment losses were recognised on reclassification of the Grain LNG assets and liabilities classified to held for sale. The profit after tax for Grain LNG for the period ended 30 September 2025 was £68 million (2024: £69 million).

7. Tax from continuing operations

The tax charge from continuing operations for the six month period ended 30 September 2025 is £208 million (2024: £112 million). It is based on management’s estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate is 25.2% (2024: 16.4%), which includes the impact of our share of post-tax results of joint ventures and associates.
The effective tax rate for the year ended 31 March 2025 was 22.5% including the impact of our share of post-tax results of joint ventures and associates.

National Grid	2025/26 Half Year Results Statement
8. Earnings per share

The earnings per share (EPS) calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.
(a)Basic earnings per share

	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2025	2025	2024	2024
	£m	pence	£m	pence
Profit after tax from continuing operations attributable to the parent	617	12.6	571	12.6
Profit after tax from discontinued operations attributable to the parent	—	—	76	1.7
Total profit after tax attributable to the parent	617	12.6	647	14.3

		2025		2024
		millions		millions
Weighted average number of shares – basic		4,926		4,526
(b)Diluted earnings per share

	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2025	2025	2024	2024
	£m	pence	£m	pence
Profit after tax from continuing operations attributable to the parent	617	12.5	571	12.6
Profit after tax from discontinued operations attributable to the parent	—	—	76	1.6
Total profit after tax attributable to the parent	617	12.5	647	14.2

		2025		2024
		millions		millions
Weighted average number of shares – diluted		4,950		4,547

9. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends
Final dividend in respect of the year ended 31 March 2025	30.88	894	617
Interim dividend in respect of the year ended 31 March 2025	15.84	718	59
Final dividend in respect of the year ended 31 March 2024	39.12	811	643
The Directors are proposing an interim dividend of 16.35 pence per share to be paid in respect of the year ending 31 March 2026. This would distribute £811 million of shareholders’ equity.
A final dividend for the year ended 31 March 2025 of 30.88 pence per share was paid in July 2025. The cash dividend paid was £894 million with an additional £617 million settled via a scrip issue.

National Grid	2025/26 Half Year Results Statement
10. Fair value measurement

Assets and liabilities measured at fair value
Included in the statement of financial position are certain financial assets and liabilities which are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 237 of the Annual Report and Accounts for the year ended 31 March 2025.

	30 September 2025				31 March 2025
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at fair value through profit and loss	2,635	—	406	3,041	5,156	—	407	5,563
Investments held at fair value through other comprehensive income[1]	—	382	—	382	—	384	—	384
Financing derivatives	—	822	29	851	—	344	31	375
Commodity contract derivatives	—	73	52	125	—	102	5	107
	2,635	1,277	487	4,399	5,156	830	443	6,429
Liabilities
Financing derivatives	—	(755)	(90)	(845)	—	(1,043)	(95)	(1,138)
Commodity contract derivatives	—	(56)	(12)	(68)	—	(39)	(25)	(64)
	—	(811)	(102)	(913)	—	(1,082)	(120)	(1,202)
Total	2,635	466	385	3,486	5,156	(252)	323	5,227
1.Investments held include instruments which meet the criteria of IFRS 9 or IAS 19.

The estimated fair value of total borrowings, excluding lease liabilities, using market values at 30 September 2025 is £42,201 million (31 March 2025: £43,137 million).
Our Level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets and primarily comprise investments in short-term money market funds.
Our Level 2 financial investments held at fair value primarily include bonds with a tenor greater than one year and are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.
Our Level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 2 US commodity contract derivatives include over-the-counter gas and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore, we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 3 financing derivatives include inflation-linked swaps, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.
Our Level 3 UK commodity contract derivatives consist of UK electricity capacity swaps.
Our Level 3 US commodity contract derivatives primarily consist of our forward purchases of electricity and gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).

National Grid	2025/26 Half Year Results Statement
10. Fair value measurement continued

Our Level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of relatively small, early-stage non-controlling minority interest unquoted investments where prices or valuation inputs are unobservable. Out of 38 equity investments, 11 are fair valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments, marked to a latest round of funding and adjusted for our preferential rights or based on an internal model. In addition, we have 25 investments without a transaction in the last 12 months that underwent an internal valuation process using the Black-Scholes Murton Option Pricing Model (OPM Backsolve). Between 12 and 18 months a blend between OPM Backsolve and other techniques are utilised such as proxy group revenue multiples, discounted cash flow, comparable company analysis and probability weighted expected return approach in order to triangulate a valuation. After 18 months the valuation is based on these alternative methods as the last fundraising price is no longer a reliable basis for valuation.
Our Level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.
The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within Level 3 of the fair value hierarchy are as follows:

	Financing derivatives		Commodity contract derivatives		Other
Six months ended 30 September	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices	—	—	3	2	—	—
10% decrease in commodity prices	—	—	(2)	(2)	—	—
+10% market area price change	—	—	1	11	—	—
-10% market area price change	—	—	(2)	(10)	—	—
+20 basis point increase in Limited Price Index (LPI) market curve	(32)	(40)	—	—	—	—
-20 basis point decrease in LPI market curve	30	38	—	—	—	—
+20 basis point increase between Retail Price Index (RPI) and Consumer Price Index (CPI)	29	36	—	—	—	—
-20 basis point decrease between RPI and CPI	(27)	(33)	—	—	—	—
+100 basis points change in discount rate	—	—	—	—	(6)	(6)
-100 basis points change in discount rate	—	—	—	—	7	7
+10% change in venture capital price	—	—	—	—	26	26
-10% change in venture capital price	—	—	—	—	(26)	(26)
The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. A reasonably possible change in assumptions for other Level 3 assets and liabilities would not result in a material change in fair values.

National Grid	2025/26 Half Year Results Statement
10. Fair value measurement continued

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives		Commodity contract derivatives		Other[1]		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(64)	(64)	(20)	(13)	407	483	323	406
Net gains/(losses) through the consolidated income statement for the period[2,3]	3	12	72	(19)	(9)	(54)	66	(61)
Purchases	—	—	—	—	9	19	9	19
Settlements	—	—	(12)	4	(1)	(42)	(13)	(38)
Reclassification/transfers out of level 3[4]	—	—	—	10	—	—	—	10
At 30 September	(61)	(52)	40	(18)	406	406	385	336
1.Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss. Net gains and loss are recognised within revenue in the consolidated income statement.
2.Gains of £3 million (2024: gains of £12 million) are attributable to derivative financial instruments held at the end of the reporting period and have been recognised in finance costs in the consolidated income statement.
3.Gains of £72 million (2024: losses of £19 million) are attributable to the commodity contract derivative financial instruments held at the end of the reporting period and have been recognised in other operating costs in the consolidated income statement.
4.£10 million of US Commodity contract derivatives were reclassified out of Level 3 to Level 2 in the prior period due to improved observability of the fair value of these instruments.

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities.

11. Net debt

Net debt is comprised as follows:

	30 September 2025	31 March 2025
	£m	£m
Cash and cash equivalents	887	1,178
Current financial investments	3,172	5,753
Borrowings and bank overdrafts	(45,914)	(47,539)
Financing derivatives[1]	6	(763)
Net debt (net of related derivative financial instruments)	(41,849)	(41,371)
1.Includes £3 million liability (31 March 2025: £45 million liability) in relation to the hedging of capital expenditure. The cash flows related to these derivatives are included within investing activities in the consolidated cash flow statement which gives alignment with the presentation of the hedged item. The financing derivatives balance included in net debt exclude the commodity derivatives.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2025			31 March 2025
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	851	(845)	6	375	(1,138)	(763)
Commodity contract derivatives	125	(68)	57	107	(64)	43
Total derivative financial instruments	976	(913)	63	482	(1,202)	(720)

National Grid	2025/26 Half Year Results Statement
12. Pensions and other post-retirement benefit obligations

	30 September 2025	31 March 2025
	£m	£m
Present value of funded obligations	(15,628)	(16,154)
Fair value of plan assets	18,218	18,441
	2,590	2,287
Present value of unfunded obligations	(250)	(247)
Other post-employment liabilities	(44)	(47)
	2,296	1,993
Restrictions on asset recognised	(221)	(77)
Net defined benefit asset	2,075	1,916
Presented in consolidated statement of financial position:
Assets	2,424	2,489
Liabilities	(349)	(573)
	2,075	1,916

Key actuarial assumptions	30 September 2025	31 March 2025
Discount rate – UK past service	5.76%	5.73%
Discount rate – US	5.30%	5.50%
Rate of increase in RPI – UK past service	2.81%	2.99%
The movement in the net pensions and other post-retirement benefit (OPEB) obligations position in the period can be analysed as follows:

	30 September 2025	30 September 2024
	£m	£m
Opening net defined benefit asset	1,916	1,814
Cost recognised in the income statement	(25)	(29)
Employer contributions	62	81
Remeasurements and foreign exchange	260	18
Other movements	2	(9)
Adjustments for restrictions on the defined benefit asset	(140)	—
Closing net defined benefit asset	2,075	1,875
The pension and OPEB surpluses in both the UK and the US of £1,041 million and £1,383 million respectively (31 March 2025: £1,179 million and £1,310 million) continue to be recognised as assets under IFRIC 14 as explained on page 216 of the Annual Report and Accounts for the year ended 31 March 2025. The pension and OPEB surpluses are presented net of an irrecoverable surplus of £221 million (31 March 2025: £77 million) related to one OPEB plan. The economic benefit from reductions in future contributions to the plan is not sufficient to cover the surplus and this plan does not have an unconditional right to a refund of surplus assets in the event of a winding up without incurring significant tax charges.

National Grid	2025/26 Half Year Results Statement
13. Commitments and contingencies

At 30 September 2025, there were commitments for future energy purchase agreements of £13,649 million (31 March 2025: £13,880 million) and future capital expenditure contracted but not provided for in relation to the acquisition of property, plant and equipment of £6,520 million (31 March 2025: £4,949 million).
We also have contingencies in the form of certain guarantees and letters of credit. These are described in further detail in note 30 to the Annual Report and Accounts for the year ended 31 March 2025.
Legal and regulatory proceedings
Through the ordinary course of our operations, we are party to various litigation, claims and investigations, including Ofgem’s investigation into the North Hyde substation incident. These investigations are ongoing. In the case of the North Hyde incident, based on the available information, we consider that there is no present obligation which could ultimately lead to a cash outflow, following the outcome of the investigation. The potential maximum penalty for a licence breach following an Ofgem investigation is 10% of turnover. We continue to monitor this position and engage with ongoing investigations. We do not expect the ultimate resolution of any other proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

14. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2025	2024	Year ended 31 March 2025
Closing rate applied at period end	1.34	1.34	1.29
Average rate applied for the period	1.35	1.30	1.27

15. Related party transactions

Related party transactions in the six months ended 30 September 2025 were substantially the same in nature to those disclosed in note 31 of the Annual Report and Accounts for the year ended 31 March 2025. There were no other related party transactions in the period that have materially affected the financial position or performance of the Group.

16. Post balance sheet events

In the period between 1 October 2025 and 5 November 2025, there have been no significant post balance sheet events.

Principal risks and uncertainties When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2025 (Group Principal Risks on pages 35–41 and inherent risks on pages 262–268) were reviewed to ensure that the disclosures remained appropriate and adequate. Below is a summary of our key risks as at 30 September 2025: People risks ■ There is a risk that we do not have, across our workforce and within our leadership, the capability or capacity necessary to deliver on existing or future commitments because of ineffective planning for future people needs, insufficient development of people and failure to attract and retain people in a competitive market for skills and talent, leading to failure to deliver on our business goals, strategic priorities and vision to be at the heart of a clean, fair and affordable energy future. Financial risks ■ There is a risk that we are unable to fund our business efficiently as a result of a lack of access to a wide pool of equity and debt investors, market volatility, unsatisfactory regulatory outcomes or unsatisfactory financial or operational performance of the business, leading to a lack of access to capital, impacting our ability to achieve our strategic objectives, including our proposed capital investment programme. Strategic risks ■ There is a risk that we fail to influence future energy policies and secure satisfactory regulatory agreements because of lack of insight or unsuccessful negotiations, given the scale of investment needed to meet load growth and clean energy requirements, while balancing affordability and reliability concerns. This may lead to poor regulatory outcomes, energy policies that negatively impact our operations, reduced financial performance, fines/penalties, increased costs to remain compliant and/or reputational damage. ■ There is a risk that we fail to identify and/or deliver upon the actions necessary to meet our climate change targets because of poor monitoring and response to external developments associated with mitigating climate change. This could lead to legal risks or reputational impacts of not meeting our climate change targets and in the longer term reaching net zero by 2050. ■ There is a risk that we do not position ourselves appropriately to political and societal expectations because of a failure to proactively monitor the landscape or to anticipate and respond to changes leading to reputational damage, political intervention, threats to the Group’s licences to operate and our ability to achieve our objectives. Operational risks ■ There is a risk that we are unable to adequately anticipate and manage disruptive forces on our systems because of a cyber-attack, poor recovery of critical systems or malicious external or internal parties resulting in an inability to operate the network, damage to assets, loss of confidentiality, integrity and/or availability of systems. ■ There is a risk of failure to predict and respond adequately to significant energy disruption events to our assets resulting from asset failure (including third party interactions e.g. control systems protection etc.), climate change, storms, attacks or other emergency events leading to significant customer harm, lasting reputational damage with customers, regulators and politicians, material financial losses, loss of franchise or significant damage to investor confidence. ■ There is a risk of failure to prepare and respond adequately to disruptions in energy supply that are outside our control because of third party asset failure, system imbalances, and customer demand outstripping capacity, with potential adverse impacts on our customers, reputational damage, cost increases and regulatory consequences. ■ There is a risk of a catastrophic asset failure because of failure of a critical asset or system, substandard operational performance or inadequate maintenance, third-party damage and undetected system anomalies leading to a significant public or employee safety and/or environmental event. ■ There is a risk that we are unable to deliver on our major capital project programme within the required time- frames because of misalignment or lack of clarity with regulatory expectations, unclear financial frameworks to incentivise investment, complex planning requirements, external impacts on supply chain or a failure to demonstrate clear, long-term economic benefits to communities leading to increased costs, compromised quality, reputational damage and detrimentally impacting our ability to deliver our clean energy transition strategy. National Grid 2025/26 Half Year Results Statement 44

Statement of Directors’ responsibilities The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority. The Directors confirm that to the best of their knowledge: a) the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the United Kingdom; b) the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and c) the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein). By order of the Board …………………….............. …………………….............. John Pettigrew Andy Agg 5 November 2025 5 November 2025 Chief Executive Chief Financial Officer National Grid 2025/26 Half Year Results Statement 45

National Grid 2025/26 Half Year Results Statement 46 PAGE INTENTIONALLY LEFT BLANK

Alternative performance measures/ non-IFRS reconciliations Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures. An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable. The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present ‘constant currency’ comparative period performance and capital investment by applying the current period average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation. Net revenue and underlying net revenue ‘Net revenue’ is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers. Underlying net revenue further adjusts this to reflect the impact of ‘timing’, i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). 2025 Six months ended 30 September Gross revenue £m Pass- through costs £m Net revenue £m Timing £m Underlying net revenue £m UK Electricity Transmission 1,443 (194) 1,249 33 1,282 UK Electricity Distribution 901 (98) 803 63 866 UK Electricity System Operator — — — — — New England 1,493 (604) 889 211 1,100 New York 2,667 (1,046) 1,621 370 1,991 National Grid Ventures 601 — 601 — 601 Other 25 — 25 — 25 Sales between segments (65) — (65) — (65) Total from continuing operations 7,065 (1,942) 5,123 677 5,800 2024 Six months ended 30 September Gross revenue £m Pass- through costs £m Net revenue £m Timing £m Underlying net revenue £m UK Electricity Transmission 1,274 (203) 1,071 82 1,153 UK Electricity Distribution 1,166 (95) 1,071 (191) 880 UK Electricity System Operator 1,029 (1,217) (188) 479 291 New England 1,545 (663) 882 148 1,030 New York 2,341 (869) 1,472 318 1,790 National Grid Ventures 650 — 650 — 650 Other 98 — 98 — 98 Sales between segments (142) — (142) — (142) Total from continuing operations 7,961 (3,047) 4,914 836 5,750 National Grid 2025/26 Half Year Results Statement 47

Alternative performance measures/non-IFRS reconciliations continued Adjusted profit measures In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 12 and reconciled below. Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. Further details of these items are included in note 4. Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex- related allowances and adjustments). As defined on page 82 of the Annual Report and Accounts for the year ended 31 March 2025, major storm costs are costs (net of certain deductibles) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred costs (after deductibles and allowances) exceed $100 million in any given year we also exclude the net amount from underlying earnings. Underlying results also exclude deferred tax in our UK regulated business (NGET and NGED). Our UK regulated revenue contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures. Group underlying EPS is one of the incentive targets set annually and part of the LTPP target for remunerating certain Executive Directors. Constant currency: ‘Constant Currency Basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2025, which was $1.35 to £1.00. The weighted average rate for the six months ended 30 September 2024, was $1.30 to £1.00. Assets and liabilities as at 30 September 2025 have been retranslated at the closing rate at 30 September 2025 of $1.34 to £1.00. The closing rate for the balance sheet date 31 March 2025 was $1.29 to £1.00. National Grid 2025/26 Half Year Results Statement 48

National Grid 2025/26 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations continued

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – at actual exchange rates – continuing operations

Six months ended 30 September 2025	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	810	3	813	33	—	846
UK Electricity Distribution	488	—	488	63	—	551
UK Electricity System Operator	—	—	—	—	—	—
New England	61	20	81	211	—	292
New York	78	(5)	73	370	—	443
National Grid Ventures	126	61	187	—	—	187
Other	(37)	10	(27)	—	—	(27)
Total operating profit	1,526	89	1,615	677	—	2,292
Net finance costs	(739)	61	(678)	—	—	(678)
Share of JVs and associates (post tax)	39	—	39	—	—	39
Profit before tax	826	150	976	677	—	1,653
Tax	(208)	(15)	(223)	(182)	223	(182)
Profit after tax	618	135	753	495	223	1,471

Six months ended 30 September 2024	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	642	—	642	82	—	724
UK Electricity Distribution	759	5	764	(191)	—	573
UK Electricity System Operator	(213)	(151)	(364)	479	—	115
New England	87	2	89	148	—	237
New York	(50)	20	(30)	318	—	288
National Grid Ventures	145	2	147	—	—	147
Other	(61)	23	(38)	—	—	(38)
Total operating profit	1,309	(99)	1,210	836	—	2,046
Net finance costs	(682)	12	(670)	—	—	(670)
Share of JVs and associates (post tax)	57	3	60	—	—	60
Profit before tax	684	(84)	600	836	—	1,436
Tax	(112)	(17)	(129)	(219)	184	(164)
Profit after tax	572	(101)	471	617	184	1,272

49

Alternative performance measures/non-IFRS reconciliations continued Reconciliation of Adjusted and Underlying Profits – at constant currency At constant currency Six months ended 30 September 2024 Adjusted at actual exchange rate Constant currency adjustment Adjusted Timing Underlying £m £m £m £m £m UK Electricity Transmission 642 — 642 82 724 UK Electricity Distribution 764 — 764 (191) 573 UK Electricity System Operator (364) — (364) 479 115 New England 89 (4) 85 142 227 New York (30) 2 (28) 304 276 National Grid Ventures 147 2 149 — 149 Other (38) — (38) — (38) Total operating profit 1,210 — 1,210 816 2,026 Net finance costs (670) 18 (652) — (652) Share of JVs and associates (post tax) 60 (1) 59 — 59 Profit before tax 600 17 617 816 1,433 Earnings per share calculations from continuing operations – At actual exchange rates The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency. Six months ended 30 September 2025 Profit after tax £m Non-controlling interest £m Profit after tax attributable to the parent £m Weighted average number of shares Millions Earnings per share pence Statutory 618 (1) 617 4,926 12.6 Adjusted 753 (1) 752 4,926 15.3 Underlying 1,471 (1) 1,470 4,926 29.8 Six months ended 30 September 2024 Profit after tax £m Non-controlling interest £m Profit after tax attributable to the parent £m Weighted average number of shares Millions Earnings per share pence Statutory 572 (1) 571 4,526 12.6 Adjusted 471 (1) 470 4,526 10.4 Underlying 1,272 (1) 1,271 4,526 28.1 National Grid 2025/26 Half Year Results Statement 50

Alternative performance measures/non-IFRS reconciliations continued Timing impacts from continuing operations Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to ‘over and under-recoveries’. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations. UK Electricity Transmission £m UK Electricity Distribution £m UK Electricity System Operator £m New England1 £m New York1 £m Total £m 1 April 2025 opening balance2 9 124 — (366) 299 66 Over/(under)-recovery (33) (63) — (211) (370) (677) 30 September 2025 closing balance to (recover)/return (24) 61 — (577) (71) (611) UK Electricity Transmission £m UK Electricity Distribution £m UK Electricity System Operator £m New England1 £m New York1 £m Total £m 1 April 2024 opening balance2 160 (282) 941 (422) 619 1,016 Over/(under)-recovery (82) 191 (479) (142) (304) (816) 30 September 2024 closing balance to (recover)/return 78 (91) 462 (564) 315 200 1. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate for the half year ended 30 September 2025. 2. Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK. Capital investment – at constant currency ‘Capital investment’ or ‘investment’ both refer to additions to property, plant and equipment and intangible assets, including capital prepayments plus equity contributions to joint ventures and associates during the period. This measure of capital investment is aligned with how we present our segmental information (see note 2(c) to the financial statements for further details). References to ‘capital investment’ in our regulated networks include the following segments: UK Electricity Transmission, UK Electricity Distribution, New England and New York, but exclude National Grid Ventures and ‘Other’. Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements. At actual exchange rates At constant currency Six months ended 30 September 2025 2024 % change 2025 2024 % change£m £m £m £m UK Electricity Transmission 1,684 1,290 31 1,684 1,290 31 UK Electricity Distribution 756 647 17 756 647 17 New England 958 814 18 958 780 23 New York 1,585 1,569 1 1,585 1,503 5 Capital investment (regulated networks) 4,983 4,320 15 4,983 4,220 18 National Grid Ventures 69 279 (75) 69 270 (74) Other — 4 (100) — 4 (100) Group capital investment – total 5,052 4,603 10 5,052 4,494 12 National Grid 2025/26 Half Year Results Statement 51